Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2025

Background

This Management’s Discussion and Analysis (“MD&A”) has been prepared based on information available to DeFi Technologies Inc. (“we”, “our”, “us”, “DeFi” or the “Company”) containing information through August 13, 2025, unless otherwise noted.

The MD&A provides a detailed analysis of the Company’s operations and compares its financial results for the three and six months ended June 30, 2025 and June 30, 2024. The June 30, 2025 interim condensed consolidated financial statements and related notes of DeFi have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). Please refer to the notes of the December 31, 2024 annual audited consolidated financial statements for disclosure of the Company’s significant accounting policies. Commencing with the Company’s June 30, 2025 quarter-end, the Company’s presentation currency is the U.S. dollar. Unless otherwise noted, all references to currency in this MD&A refer to U.S. dollars.

Additional information, including our press releases, have been filed electronically through “SEDAR+ and is available online under the Company’s SEDAR profile at www.sedarplus.com.

Cautionary Statement Regarding Forward Looking Information

This MD&A contains “forward-looking information” within the meaning of that term under Canadian securities laws. This information relates to future events or future performance and reflects the Company’s expectations and assumptions regarding such future events and performance. Forward-looking information can be identified by the use of words such as, but not limited to, “plans”, “expects”, “project”, “predict”, “potential”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

In particular, all statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that management of the Company expects or anticipates will or may occur in the future contain forward-looking information, including but not limited to, statements with respect to:

●	financial, operational and other projections and outlooks as well as statements or information concerning future operation plans, objectives, performance, revenues, growth, acquisition strategies, profits or operating expenses of the Company and its subsidiaries;

●	details and expectations regarding the Company’s investments in the decentralized finance (“DeFi”) industry and the Company’s Equity Investments in Digital Assets (as defined herein);

●	expectations regarding revenue growth due to changes in the Company’s business strategy;

●	expansion and growth of the Company’s Asset Management, Ventures and Infrastructure business lines;

●	development of ETPs and partnerships and joint ventures with other companies;

●	growth of assets under management (“AUM”);

●	listing of ETPS;

●	identifying and capitalizing on low-risk arbitrage opportunities within the digital asset market;

●	digital asset staking, lending or trading transactions;

●	listing of the Common Shares on Nasdaq;

●	the AsiaNext MOU;

●	the NSE MOU;

●	SolFi Technologies;

●	CoreFi Technologies;

●	anticipated lending and staking income and management fees charged on ETPs;

●	hedging activities;

●	investment performance of ETPs, DeFi protocols and digital assets underlying ETPs and portfolio companies that the Company has invested in;

●	future development of laws and regulations governing the DeFi industry;

●	requirements for additional capital and future financing options;

●	publishing and marketing plans;

●	the availability of attractive investments that align with the Company’s investment strategy;

●	future outbreaks of infectious diseases;

●	the impact of climate change; and

●	other expectations of the Company.

Forward-looking information involves various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Important factors that could cause actual results to differ materially from the Company’s expectations are described in the Company’s documents filed from time to time with the applicable regulatory authorities and such factors include, but are not limited to, risks related to the staking and lending of cryptocurrencies, DeFi protocol tokens, or other digital assets; risks relating to momentum pricing and volatility of cryptocurrencies, DeFi protocol tokens, and other digital assets; cybersecurity threats, security breaches and hacks; the relative novelty of cryptocurrency exchanges and other trading venues; regulatory risks; hedging risk; the U.S. classification of crypto assets and the Investment Company Act of 1940; the issuance of crypto ETPs in the EU and non-EU countries; risk related the Company’s Ventures portfolio exposure; risks associated with the lending and staking of digital assets, risks related to the Company’s internal arbitrage and trading business, risks associated with banks cutting off services to businesses that provide cryptocurrency related services; the impact of geopolitical events; the further development and acceptance of digital and DeFi networks; risks and uncertainties associated with custodians of digital assets; risk of loss, theft or destruction of cryptocurrencies; risks associated with the irrevocability of transactions; risks associated with the potential failure to maintain the cryptocurrency networks; risks associated with the potential manipulation of blockchain; risks that miners may cease operations; risks related to insurance; risks related to the concentration of investments; risks related to competition; risk related to investments in private issuers and illiquid securities; risks related to cash flow, revenue and liquidity; risks related to the Company’s dependence on management personnel; risks related to macro-economic conditions; risks related to the availability or opportunities and competition for investments; risks related the share prices of investments; risks related to additional financing requirements; risks related to the return on investments; risks related to the management of the Company’s growth; social , political, environmental, and economic risks in the countries in which the Company’s investment interests are located; risks related to the due diligence process undertaken by the Company in connection with investment opportunities; risks related to exchange-rate fluctuations; risks related to non-controlling interests; risks related to changes in legislation and regulations; risks associated with the Company’s limited operating history and no history of operating revenue and cash flow; risks associated with the Company having limited cash flow and funds in reserve which may not be sufficient to fund its ongoing activities at all times; risks associated with conflicts of interest; risks associated with the volatility of the Common Shares market price; risks associated the future dilution of shareholders interest in the Company; and risks associated with the Company’s history of never paying dividends; and other risks described herein including under the heading “Risks and Uncertainties”.

When relying on forward-looking information to make decisions, readers should ensure that the preceding information, the risks and uncertainties described in “Risks and Uncertainties” and the other contents of this MD&A are all carefully considered. The forward-looking information contained herein is current as of the date of this MD&A, and, except as may be required by applicable law, the Company disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking information contained herein to reflect any change in expectations, estimates and projections with regard thereto or any changes in events, conditions or circumstances on which any information is based. Readers should not place undue importance on such forward-looking information and should not rely upon this information as of any other date. In addition to the disclosure contained herein, for more information concerning the Company’s various risks and uncertainties, please refer to the Company’s public filings available under its profile on SEDAR+ at www.sedarplus.ca and at www.cboe.ca.

With regard to all information included herein relating to companies in the Company’s Venture portfolio, the Company has relied on information provided by the investee companies and on publicly available information disclosed by the respective companies.

Change in Valuation and classification of Equity Investments in Digital Assets, at FVTPL

During our audit of the Fiscal 2024 Financial Statements, we determined that locked tokens held by the Company were incorrectly accounted for in the Company’s June 30, 2024 and September 30, 2024 financial statements (the “Affected Periods”). The Company filed restated the financial statements with respect to the Affected Periods on April 14, 2025.

During its quarter-ended June 30, 2024, the Company acquired interests two private investments funds which interest represent an indirect interest in 1,614,608.41 Solana and 931,445.6 Avalanche tokens (or the proceeds from the sale of such tokens) acquired by the investment funds from a bankrupt company.

The Company reassessed the application of IFRS on the accounting for Equity Investments, at fair value through profit and loss (“FVTPL”) and determined that the appropriate accounting treatment is to classify the investments in the funds directly as financial assets as defined by IAS 32 and within the scope of IFRS 9. This is because such investments represent an equity interest in another entity rather than a direct interest in the underlying tokens. The tokens owned by the funds are subject to a lock up schedule extending to 2028 and as a result the Company has classified its equity investments as current and non-current reflecting the value of tokens which will unlock in the coming twelve months (current) and those that will unlock between 2026 through 2028 (non-current).

The investments are accounted for at FVTPL. Fair value is measured in accordance with IFRS 13 and includes a discount for lack of marketability (“DLOM”) on the locked tokens underlying the investments. The DLOM at December 31, 2024 is $86,517,729. This discount will amortize to zero by 2028 when the final tokens are unlocked.

The re-filed Q2 2024 financial statements include the following adjustments: a) application of a DLOM to reduce total assets and equity by $72,081,210 b) reclassification of $89,716,119 of current assets to non-current assets c) increase in the three and six months ended net loss of $72,616,392 and $72,616,392 respectively due to the application of the DLOM.

The re-filed Q3 2024 financial statements include the following adjustments: a) application of a DLOM to reduce total assets and equity by $75,469,830 b) reclassification of $113,668,367 of current assets to non-current assets c) increase in the three and nine months ended September 30, 2024 net loss of $2,853,438 and $75,469,830 due to the application of the DLOM.

Due to the accounting error, the Company’s management has concluded that there was a material weakness in its internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements and Management’s Discussion and Analysis will not be prevented or detected on a timely basis. Readers should refer to the Multilateral Instrument 52-109 disclosure section of this MD&A for additional commentary on the material weakness and its remediation activities.

Overview of the Company

The Company is a publicly listed issuer on the CBOE Canada trading under the symbol “DEFI” and the Nasdaq stock market in the United States under the symbol “DEFT”. The Company is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance. The Company’s mission is to expand investor access to industry-leading decentralized technologies which it believes lie at the heart of the future of finance. On behalf of its shareholders and investors, it identifies opportunities and areas of innovation and builds and invests in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. The Company does so through six distinct business lines: Asset Management, DeFi Alpha, Stillman Digital, DeFi Ventures, Reflexivity Research LLC and DeFi Advisory.

The Company’s condensed consolidated interim financial statements have been prepared in accordance with IFRS applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying condensed consolidated interim financial statements.

Investment Pillars

DeFi generates revenue through six core pillars:

Asset Management

The Company through its wholly-owned subsidiary Valour Inc. (“Valour”), and Valour Digital Securities Limited (“VDSL” and together with Valour Cayman, “Valour”) is developing Exchange Traded Products (“ETPs”) that synthetically track the value of a single DeFi protocol or a basket of protocols. ETPs simplify the ability for retail and institutional investors to gain exposure to DeFi protocols or basket of protocols as it removes the need to manage a wallet, two-factor authentication, various logins, and other intricacies that are linked to managing a decentralized finance protocol portfolio. The Company’s Neuronomics AG’s acquisition on March 7, 2025 is also involved in asset management.

DeFi Alpha

Defi Alpha, a specialized arbitrage trading desk with the sole focus is to identify low-risk arbitrage opportunities within the crypto ecosystem. The Defi Alpha trading desk is strategically designed to focus on identifying and capitalizing upon arbitrage opportunities within the dynamic digital assets market. Utilizing advanced algorithmic strategies and in-depth market analysis, the trading desk aims to generate alpha by exploiting inefficiencies and discrepancies in digital asset pricing. The primary focus is on arbitrage trading opportunities in both centralized and decentralized markets, ensuring minimal market or protocol exposure to mitigate downside revenue volatility.

Stillman Digital

Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement and technology.

DeFi Ventures

The Company, whether by itself or through its subsidiaries, invests in various companies and leading protocols across the decentralized finance ecosystem to build a diversified portfolio of decentralized finance assets.

Reflexivity Research LLC

The Company’s Research Reflexivity LLC line of business specializes in producing cutting-edge research reports for the cryptocurrency industry. Reflexivity has also focused on creating a large third-party distribution channel for its research, which has been accomplished by partnering with platforms such as TradingView, eToro and others.

DeFi Advisory

DeFi Advisory positions the Company to further capitalize on the accelerating wave of public digital asset treasury companies being formed across global markets. With proven in-house infrastructure in ETPs, trading, custody, and research, DeFi Technologies is uniquely equipped to support these companies in navigating go-public transaction, managing digital asset portfolios and executing institutional-grade trades, all under one roof.

The Company notes that it previously disclosed a business line named DeFi Instructure whereby the Company offered node management of decentralized protocols to support governance, security and transaction validation on networks. The Company stopped providing these services during 2025 and only earned nominal revenues of $4,891 during 2025 validating transactions on the Shyft network. The Company confirms that the discontinuance of DeFi Infrastructure will not have an effect on the current operations.

Highlights For The Quarter ended June 30, 2025:

New Product Launches

During June and July 2025, Valour announced that is launched twelve new SEK denominated ETPs on Sweden’s Spotlight Stock Market, broadening investor access to diversified digital asset exposure. These new ETPs provide regulated access to a range of assets—from tokenized gold to real-world asset protocols—serving growing investor demand for both traditional and next-generation blockchain applications.

About the Newly Listed ETPs

Valour Mantra (OM) ETP

Mantra is a leading protocol focused on real-world asset tokenization and compliant DeFi infrastructure. As institutional interest in tokenized financial products grows, OM plays a critical role in bridging traditional finance with on-chain applications.

Valour Tron (TRX) ETP

Tron is a high-performance, layer-1 blockchain known for its high throughput, low fees, and strong presence in DeFi and entertainment-focused applications. With billions of daily transactions and one of the largest stablecoin networks, Tron remains a top digital asset by market capitalization.

Valour Stellar (XLM) ETP

Stellar is a blockchain optimized for global payments and remittances. Its consensus protocol and low-cost transactions make it ideal for cross-border financial infrastructure, particularly in emerging markets and institutional settlement use cases.

Valour Tether Gold (XAUt) ETP

Tether Gold (XAUt) is a token backed by physical gold, offering the security of a hard asset with the accessibility of a digital token. The ETP provides investors with exposure to tokenized gold via a regulated, exchange-listed product, appealing to those seeking a hedge against inflation and fiat currency risk.

Valour Bitcoin Cash (BCH) ETP

Bitcoin Cash is a peer-to-peer digital currency designed for fast, low-cost transactions and increased scalability compared to Bitcoin.

Valour Unus Sed Leo (LEO) ETP

LEO is the utility token of Bitfinex, providing benefits across Bitfinex and associated platforms, and has emerged as a top exchange token by market capitalization.

Valour OKB (OKB) ETP

OKB is the native token of OKX, one of the world’s largest cryptocurrency exchanges, enabling trading discounts, governance participation, and ecosystem incentives.

Valour Polygon (POL) ETP

Polygon is a leading layer-2 scaling solution for Ethereum, enhancing transaction speeds and reducing costs for decentralized applications.

Valour Algorand (ALGO) ETP

Algorand is a scalable, eco-efficient layer-1 blockchain designed for enterprise-grade applications, including tokenization and central bank digital currencies (CBDCs).

Valour Filecoin (FIL) ETP

Filecoin is a decentralized storage network enabling users to rent and provide data storage, contributing to Web3 infrastructure.

Valour Arbitrum (ARB) ETP

Arbitrum is a layer-2 rollup for Ethereum, designed to increase scalability and lower transaction fees while maintaining security through Ethereum’s consensus.

Valour Stacks (STX) ETP

Stacks extends Bitcoin’s functionality by enabling smart contracts and decentralized applications secured by the Bitcoin network.

Each product offers regulated, exchange-traded access to its underlying asset, with a 1.9% management fee, and is available through standard brokerage platforms while Tether Gold (XAUt) features a fee of 0.45%.

With these additions, Valour offered over 75 digital asset ETPs across leading European exchanges, reinforcing its leadership in the market and accelerating progress toward its goal of 100 ETPs by the end of 2025.

The table below shows the changes in the Company’s AUM by month in 2025. The Company had positive inflows into its ETP products each month and took in a total of $77.4 million for the six months ended June 30, 2025. The change in AUM is primarily due to cryptocurrency price fluctuations.

Nasdaq Listing

On May 12, 2025, the Company announced that its common shares started trading on the Nasdaq Capital Market under the symbol “DEFT”. Upon commencement of trading on Nasdaq, the Company’s Common Shares will cease to be quoted on the OTC Markets. DeFi Technologies will continue to trade on the CBOE Canada ()  and the Börse Frankfurt exchanges (GR: R9B).

Kenya Digital Exchange (KDX)

On April 21, 2025, the Company announced that it has entered into a strategic partnership with the Nairobi Securities Exchange (“NSE”) and SovFi Inc. (“SovFi”), a company that aims at providing market liquidity and capital raising solutions for large capital market operations, to design and establish the Kenya Digital Exchange (“KDX”). This pioneering initiative aims to enhance Kenya’s financial market infrastructure, providing unprecedented access to global capital markets through tokenization and digital asset trading.

This announcement builds upon a previously disclosed landmark Memorandum of Understanding (“MOU”) signed between Valour, the NSE, and SovFi. The MOU aims to facilitate the creation, issuance, and trading of digital asset ETPs within the Kenyan market and beyond, leveraging DeFi’s and Valour’s expertise in digital assets and SovFi’s specialized financial solutions.

The listing of Valour ETPs on the NSE is in advanced stages. Since signing the MOU, Valour has retained one of Kenya’s leading law firms and has engaged in extensive, consistent outreach and consultation with the Capital Markets Authority of Kenya. Valour is currently engaging local partners to establish the needed architecture to successfully deploy select Valour ETPs on the NSE before the end of Q3 2025.

The initial phases of KDX will focus on investor onboarding, regulatory compliance, and primary market token issuance, with subsequent stages introducing secondary market trading, advanced AI trading strategies, market making, and interoperability with global digital exchanges.

The KDX will be deployed in three phases, with the first phase to be implemented by the end of Q4 2025 and the final phase by the end of Q2 2026. The revenue model for the KDX will include trading fees, withdrawal and deposit fees, listing fees, margin trading and lending, staking services, Initial Exchange Offerings (IEOs) and token launches, custody services, tokenization services, fiat conversion fees, market-making, yield services, and liquidity provision by DeFi Technologies’ wholly-owned subsidiary, Stillman Digital.

KDX will operate under a shared ownership structure, with DeFi Technologies leading technology provision, liquidity management, and operational oversight, while NSE will handle market operations, regulatory approvals, and facilitate market access.

Nairobi Securities Exchange

On May 15, 2025, the Company announced that it has partnered with GulfCap Investment Bank (“GCIB”) as its key Transaction Advisor for the proposed cross-listing of Valour’s ETPs on the Nairobi Securities Exchange (“NSE”).

This strategic engagement marks a significant milestone in Valour’s mission to expand regulated access to digital assets in emerging markets. With a robust suite of over 65 fully hedged digital asset ETPs already listed across major European exchanges—including Xetra (Germany), Spotlight (Sweden), and Euronext (Paris and Amsterdam)—Valour aims to bring secure and simplified exposure to digital assets to Kenyan investors.

GCIB, a licensed investment bank by Kenya’s Capital Markets Authority (“CMA”), will lead the transaction advisory process. Their mandate includes end-to-end support for the cross-listing, covering regulatory coordination, due diligence, documentation, investor engagement, and listing execution in line with NSE and CMA frameworks.

The proposed cross-listing will allow Valour’s ETPs to be traded in Kenyan Shillings on the NSE and provide investors in East Africa with exposure to leading digital assets through regulated investment vehicles.

Executive Changes

On June 2, 2025, the Company announced the appointment of former Commerzbank CEO Dr. Manfred Knof as Strategic Advisor to DeFi Technologies and Chairman of Valour, bringing decades of executive leadership experience in European banking and finance. Dr. Knof will drive global growth and institutional expansion for Valour by leveraging his extensive industry network to scale assets under management, deepen institutional relationships, and support product and market development. As Chairman of Valour, Mr. Knof will leverage his extensive senior leadership experience in the European banking and finance sectors to support Valour’s ambition of increasing assets under management (“AUM”) through institutional partnerships with leading financial institutions.  Mr. Knof will also help to expand equity research coverage and deepen relationships with institutional investors to consolidate and expand DeFi Technologies’ investor base on the back of the Company’s recent Nasdaq listing.

On April 8, 2025, the Company announced the appointment of Andrew Forson as President of DeFi’s global strategy and oversee Valour’s continued growth across European and international markets. Andrew Forson, who joined DeFi Technologies’ board of directors in July 2024, has played an integral role in driving Valour’s recent geographic expansion efforts. In his new full-time leadership role, Andrew will spearhead DeFi Technologies’ global strategy and oversee Valour’s continued growth across European and international markets. Andrew brings deep expertise from his previous role as Head of Ventures and Investments at the Hashgraph Group, the commercialization and enablement arm of Hedera. There, he was instrumental in advancing strategic investments and innovation across the Web3 ecosystem. His financial engineering background, combined with a strong understanding of digital asset markets, positions him to advance DeFi Technologies’ mission of making decentralized finance accessible through secure and compliant investment products.

Reflexivity Research Partnership with Beluga

On June 10, 2025, the Company announced that its wholly owned subsidiary, Reflexivity Research LLC (“Reflexivity Research”), a leading crypto research firm, has entered into a strategic partnership with Beluga, a leading platform that makes crypto simple and easy to understand. This collaboration is designed to accelerate joint business development, enhance distribution reach, and deliver comprehensive research services across both retail and institutional segments.

The partnership formalizes a co-marketing and referral agreement between Reflexivity Research and Beluga, leveraging each firm’s strengths to expand their respective customer bases. Under the collaboration, the Reflexivity Research and Beluga will:

●	Expand research distribution through joint content and cross-platform promotion

●	Strengthen their referral networks and client acquisition efforts

●	Explore co-branded research and strategic advisory for token foundations

This collaboration marks another milestone in DeFi Technologies’ commitment to building a robust digital asset ecosystem through strategic subsidiaries and partnerships.

Amina Bank Investment Update

On June 16, 2025, the Company provided an update on the record-breaking full-year 2024 results by its venture portfolio company, AMINA Bank AG (“AMINA Bank”), a Swiss-licensed digital asset bank.

DeFi Technologies holds a 5.07% equity stake in AMINA Bank, having participated in the company’s Series C fundraising round with an investment of US$27.35 million (CHF25 million or CAD 34.25 million as of Jan 12, 2022) at a time when AMINA Bank’s assets under management (“AUM”) stood at approximately US$1 billion. The investment is a core component of DeFi Technologies’ DeFi Ventures strategy and reflects the Company’s mission to support innovative, institutional-grade financial infrastructure driving digital asset adoption worldwide.

Since DeFi Technologies’ initial investment, AMINA Bank has executed a global transformation and posted outstanding financial results in 2024, including:

●	Revenue growth of 69%, reaching USD $40.4 million

●	136% increase in AuM, closing the year at USD $4.2 billion

●	$801 million in net new asset inflows (NNAs)

●	Quarterly profitability achieved in Q4 2024

●	Zero defaults in its lending book over five+ years

●	Nearly 20 active B2B2C partnerships, including some of Europe’s largest private banks

AMINA’s growth is underpinned by strong fundamentals, with a Liquidity Coverage Ratio of 228% and a CET1 capital ratio of 34% — more than double the regulatory requirement — positioning the bank for long-term resilience and expansion.

Subsequent events

Launch of DeFi Advisory

On July 21, 2025, the Company announced that its newly launched DeFi Advisory business line has been engaged to act as the asset manager for Nuvve Holding Corp.’s (Nasdaq: NVVE) recently announced HYPE treasury strategy.

Nuvve, a global leader in vehicle-to-grid (V2G) technology and grid modernization, has expanded its corporate treasury policy to include HYPE—the native token of Hyperliquid and one of the world’s fastest-growing decentralized exchanges (DEX). The investment reflects Nuvve’s commitment to long-term growth, digital innovation, and responsible participation in the decentralized finance ecosystem.

DeFi Advisory, established to provide institutional-grade digital asset treasury solutions for public companies, will oversee secure custody, execute OTC transactions, and manage active strategies to optimize the performance of Nuvve’s HYPE position. Compensation for these services will be paid quarterly based on a percentage of AUM in the form of either equity (warrants or shares) or cash, at Nuvve’s discretion. The agreement also includes the use of Stillman Digital, a DeFi Technologies subsidiary, to execute OTC transactions and support Nuvve’s ongoing digital asset purchases.

This new DeFi Advisory business line positions DeFi Technologies to further capitalize on the accelerating wave of public digital asset treasury companies being formed across global markets. With proven in-house infrastructure in Exchange Traded Products (ETPs), trading, custody, and research, DeF Technologies is uniquely equipped to support these companies in navigating go-public transactions, managing digital asset portfolios, and executing institutional-grade trades, all under one roof.

The DeFi Advisory division complements DeFi Technologies’ existing business units, enabling a multi-pronged approach to supporting the next generation of digital asset companies.

Commencement of Options Trading on Nasdaq

Trading in DeFi Technologies’ options commenced on June 21, 2025 under the ticker symbol “DEFT” and include a range of standard expiration dates and strike prices. This listing of options is expected to expand investor access and may enhance liquidity in the Company’s shares, providing investors with added flexibility to manage risk, leverage positions and express views on the Company’s future stock performance. DeFi Technologies believes this milestone reflects continued growth in investor interest and confidence in the Company’s long-term strategic outlook.

Options trading on DeFi Technologies is available through the Options Clearing Corporation (“OCC”) and will be subject to standard rules and regulations established by Nasdaq and the OCC.

Swiss Market Entrance

On July 17, 2025, the Company announced that it had successfully listed two digital asset ETPs on the SIX Swiss Exchange—marking its inaugural product launch in Switzerland.

The newly listed products are:

●	1Valour Hedera (HBAR) Physical Staking (ISIN: GB00BRC6JM96)

●	1Valour Internet Computer (ICP) Physical Staking (ISIN: GB00BS2BDN04)

These cross-listed ETPs are already trading on other major European exchanges and will now be accessible to Swiss investors through their existing brokerage accounts. With competitive management fees and integrated staking rewards, both products provide secure, transparent, and regulated access to digital assets while enabling investors to benefit from native protocol yields.

Outlook

Valour continues to cement its leadership in regulated digital asset ETPs, with over 75 listed products across European exchanges. The Company remains focused on expanding investor access to secure, transparent, and compliant digital asset exposure.

To complement its European footprint, Valour is actively expanding into high-growth international markets, including Asia, Africa, and the Middle East:

●	In Asia, Valour has signed MOUs with AsiaNext and SovFi to list its ETPs on regulated exchanges in Singapore and beyond.

●	In Africa, a partnership with the Nairobi Securities Exchange (NSE) is paving the way for the creation, issuance, and trading of digital asset ETPs across the continent.

●	In Turkiye, DeFi Technologies and its subsidiary Valour are collaborating with Misyon Bank and Misyon Kripto to introduce a suite of innovative ETPs, offering Turkish investors institutional-grade exposure to assets like Bitcoin and Ethereum through familiar, regulated investment channels.

These partnerships position Valour as a first mover in emerging markets with rapidly maturing digital asset infrastructure and regulatory clarity.

The Company’s global expansion positions the Company for long-term growth, leveraging strategic partnerships, market-first advantages, and increasing investor demand to strengthen its market leadership.

The Company is optimistic that positive legislative developments in the United States such as the Genius Act passed in June 2025 and the Clarity Act passed in July 2025 will assist with increased worldwide uptake of cryptocurrencies.

Digital Assets, Digital assets loaned and Digital assets Staked

As at June 30, 2025, the Company’s digital assets consisted of the below digital currencies, with a fair value of $519,335,185 (December 31, 2024 - $555,828,900). Digital currencies are recorded at their fair value on the date they are acquired and are revalued to their current market value at each reporting date. Fair value is determined by taking the mid-point price at 17:30 CET digital asset exchanges consistent with the final terms for each ETP. The primary digital asset exchanges used to value digital assets are Kraken, Bitfinex, Binance, Coinbase and Bitstamp. Where digital assets held do not have pricing on these exchanges, other exchanges would be used. On all material coins, Kraken, Bitfinex, Coinbase and Bitstamp were used. Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Vomex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com.

The Company’s holdings of digital assets consist of the following:

	June 30, 2025		December 31, 2024
	Quantity	$	Quantity	$
Binance Coin (BNB)	1,802.1443	1,179,560	2,558.9747	1,818,875
Bitcoin (BTC)	2,451.8221	262,709,863	2,705.7708	228,997,193
Ethereum (ETH)	23,416.2494	57,703,292	20,676.9254	70,398,197
Cardano (ADA)	69,939,892.6797	39,502,227	69,671,396.7593	60,542,418
Polkadot (DOT)	3,097,649.3043	10,524,500	2,766,149.1833	18,869,900
Solana (SOL)	118,919.5173	18,359,606	43,414.4191	8,654,328
Uniswap (UNI)	442,849.5261	3,186,297	421,450.3048	5,712,570
USDC		2,782,998		251,357
USDT		2,947,488		5,271,542
Litecoin (LTC)	5,945.6800	513,521	541.8400	56,378
Dogecoin (DOGE)	33,355,121.6835	5,483,649	17,545,096.4535	5,708,209
Cosmos (ATOM)	6,821.7305	28,033	735.9223	4,605
Avalanche (AVAX)	171,240.1319	3,079,737	125,979.5440	4,612,185
Polygon (POL)	694,813.4219	128,830	183,654.4400	82,957
Ripple (XRP)	22,032,885.1719	48,208,558	17,223,963.4000	36,437,139
Enjin (ENJ)	197,966.9806	14,222	127,360.9806	27,938
Tron (TRX)	442,729.2748	123,341	341,529.3057	89,013
Terra Luna (LUNA)	141,177.2041	20,824	205,057.0760	-
Pyth Network (PYTH)	5,400,403.6000	564,342	3,444,248.6000	876,946
AAVE (AAVE)	5,080.9523	1,389,034	2,333.3875	735,390
Algorand (ALGO)	55,305.2490	10,580	90,930.8700	30,180
Aptos Mainnet (APT)	383,440.6500	1,858,767	287,849.7000	2,565,403
Arweave (AR)	47,822.1500	248,809	14,202.0100	234,942
Aerodome (AERO0X91)	1,577,079.3806	1,300,144	-	-
Bitcoin Cash (BCH)	46.5090	24,409	25.4800	11,075
Compound (COMP)	457.4802	20,170	52.2300	3,810
Core (CORE)	7,569,776.1025	3,941,582	3,995,185.7910	4,300,418
Curve DAO Token (CRV)	703,168.2000	358,591	10,295.1200	9,307
EOS	13.8200	11	13,419.9100	10,374
Fetch.ai (FET1)	2,017,921.5000	1,362,904	561,613.1000	732,400
Filecoin (FIL)	8.4659	19	8,471.8100	41,952
Sonic (FTM)	-	-	1,342,653.2600	937,490
Hedera (HBAR)	73,369,370.1660	10,971,595	49,611,593.1918	13,883,790
Internet Computer (ICP)	1,675,411.8617	8,263,176	1,436,614.1074	14,543,861
Immutable (IMX)	2,731.3400	1,196	10,992.0200	14,345
Injective (INJ)	286,493.8500	3,114,876	56,329.4200	1,136,125
Jupiter (JUP)	2,760,768.3000	1,280,720	499,299.1000	423,006
Kusama (KSM)	470.9441	5,986	470.3400	15,540
Lido DAO (LDO)	307,007.6360	227,091	36,961.1000	68,633
Chainlink (LINK)	325,138.8552	4,334,296	239,057.7313	4,932,495
NEAR Protocol (NEAR)	1,573,167.5645	3,396,665	1,300,877.8800	163
Optimism (OP)	866.8410	485	15,436.4300	6,609,639
MANTRA (OM)	93,611.0000	19,546	-	27,245
Pendle (PDL)	225,181.7000	801,377	31,265.4000	159,454
Quant (QNT)	233.0327	24,831	1,086.7000	114,864
RENDERSOL (RNDR)	941,953.6401	3,018,136	162,158.1000	1,127,499
THORChain (RUNE)	300,849.9000	406,629	91,192.7000	423,581
Sei Network (SEI1)	9,067,889.6000	2,658,705	2,078,991.0000	851,347
Stacks (STX)	-	-	203,450.0000	97,432
Sui (SUI)	8,160,745.8111	15,529,893	10,785,375.0000	45,866,964
SushiSwap (SUSHI)	156.3100	93	39,426.6800	53,068
Bittensor (TAO)	17,447.4639	5,851,099	9,851.6400	4,443,335
The TON Coin (TON)	402,709.5170	1,176,617	405,657.4300	2,266,408
Wormhole (W)	2,199,697.1000	158,158	722,403.0000	213,761
Worldcoin (WLD2)	684,235.6000	615,744	49,314.1000	106,139
Stellar (XLM)	44,002.0600	10,605	140,437.4500	47,636
Tezos (XTZ)	127,774.2438	68,819	17,822.5100	22,902
StarkNet (STRK1)	701,173.7300	82,318	-	-
Sonic Labs (SONICLABS)	3,075,579.7612	968,188	-	-
Akash Network (AKT)	472,651.0643	498,930	-	-
Kaspa (KAS)	16,152,596.8785	1,216,291	-	-
Other Coins	70,014,810.11	44,319	142,221,640.95	25,999
Current		532,301,082		555,499,722
Clover (CLV)	500,000.0000	-	500,000.0000	31,910
SUI (SUI)	11,450,988.3889	20,585,417	-	-
Wilder World (WILD)	148,810.0000	133,914	148,810.0000	99,465
Other Coins	1,739,214,988.4643	-	130,458,836.6519	207,803
Non-Current		20,719,331		339,178
Total Digital Assets		553,020,413		555,838,900

	June 30, 2025	December 31, 2024
	$	$
Current digital assets
Digital assets	205,993,365	276,853,787
Digital assets loaned	72,785,767	38,618,758
Digital assets staked	253,521,950	240,031,645
Total current digital assets	532,301,082	555,504,191
Non-current digital assets
Digital assets	133,914	334,710
Digital assets loaned	20,585,417	-
Total non-current digital assets	20,719,331	334,710
Total digital assets	553,020,413	555,838,900

The continuity of digital assets for the periods ended June 30, 2025 and December 31, 2024:

	June 30, 2025	December 31, 2024
Opening balance	$555,838,900	$370,469,700
Digital assets acquired	97,085,731	401,118,676
Digital assets disposed	(35,300,261)	(514,217,138)
Digital assets earned from staking, lending and fees	5,966,507	26,075,437
Realized gain on digital assets	32,273,072	306,744,938
Unrealized losses on digital assets	(121,202,718)	(34,372,022)
Digital assets transferred in from equity investments at FVTPL	18,295,894
Foreign exchange gain / Fees / Other	63,288	19,310
	$553,020,413	$555,838,900

Digital assets held by counterparty for the period ended June 30, 2025 and December 31, 2024 are as follows:

	June 30, 2025	December 31, 2024
Counterparty A	$74,927,048	$6,918,688
Counterparty B	7,895	12,396
Counterparty C	3,173,941	719,776
Counterparty D	74,973	66,922
Counterparty E	7,222,767	7,007,055
Counterparty F	38,630,803	6,809,705
Counterparty G	-	-
Counterparty G	48,955,972	58,438,204
Counterparty I	-	-
Counterparty J	-	-
Counterparty H	119,821,194	125,188,614
Counterparty L	-	-
Counterparty I	4,672,689	3,787,814
Other	8,316,034	7,438,159
Self custody	247,217,097	339,451,566
Total	$553,020,413	$555,838,900

As of June 30, 2025, digital assets held lenders as collateral consisted of the following:

	Number of coins on loan	Fair Value
Bitcoin (BTC)	69.6800	7,222,767
Total	69.6800	7,222,767

As at June 30, 2025, the 69.68 Bitcoin held by Genesis Global Capital LLC (“Genesis”) as collateral against a loan has been written down to $7,222,767, the fair value of the loan and interest held with Genesis.

As of December 31, 2024, digital assets held lenders as collateral consisted of the following:

	Number of coins on loan	Fair Value
Bitcoin (BTC)	365.4480	7,007,055
Total	365.4480	7,007,055

As at December 31, 2024, the 365 Bitcoin held by Genesis as collateral against a loan has been written down to $7,007,055), the fair value of the loan and interest held with Genesis.

In the normal course of business, the Company enters into open-ended lending arrangements with certain financial institutions, whereby the Company loans certain fiat and digital assets in exchange for interest income. The Company can demand the repayment of the loans and accrued interest at any time. The digital assets on loan are included in digital assets balances above.

Digital Assets loaned

As of June 30, 2025, the Company has on loan select digital assets to borrowers at annual rates ranging from approximately 1.5 % to 4.75% and accrue interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss. The SUI coins are locked up until April 2028, with 520,499.5 coins unlocking monthly between April 2026 through April 2028.

As of December 31, 2024, the Company has on loan select digital assets to borrowers at annual rates ranging from approximately 3.25% to 5.5% and accrue interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

As of June 30, 2025, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value
Current
Bitcoin (BTC)	120.0000	12,866,378
Ethereum (ETH)	19,000.0000	46,819,578
SUI (SUI)	7,286,992.6111	13,099,811
Total current digital assets on loan	7,306,112.6111	72,785,767
Non-current
SUI (SUI)	11,450,988.3889	20,585,417
Total non-current digital assets on loan	11,450,988.3889	20,585,417
Total	18,757,101.0000	93,371,184

As of December 31, 2024, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value
Digital on loan:
Ethereum	7,000.0000	16,208,290
Cardano	8,500,000.0000	5,134,000
Polkdot	1,373,835.0000	11,453,388
Solana	1,572,441.0000	166,613,961
Avalanche	125,009.0000	5,007,936
Total	11,578,285.0000	$204,417,574

As of June 30, 2025, the digital assets on loan by significant borrowing counterparty is as follows:

	Interest rates	Number of coins on loan	Fair Value	Geography	Fair Value Share
Current
Counterparty A	3.00%	11,000.0000	27,106,071	Grand Cayman	29%
Counterparty F	1.50%-4.75%	7,288,992.6111	18,028,188	UAE	19%
Counterparty G	3.75%-4.50%	6,120.0000	27,651,508	Switzerland	30%
Total current digital assets on loan		7,306,112.6111	72,785,767		78%
Non-current
Counterparty F	1.50%	11,450,988.3889	20,585,417	UAE	22%
Total non-current digital assets on loan		11,450,988.3889	20,585,417		22%
Total		18,757,101.0000	93,371,184		100%

As of December 31, 2024, the digital assets on loan by significant borrowing counterparty is as follows:

	Interest rates	Number of coins on loan	Fair Value	Geography	Fair Value Share

Current
Counterparty F	4.75%	2,000.0000	6,809,705	UAE	18%
Counterparty H	3.25% to 5.50%	6,120.0000	31,809,053	Switzeralnd	82%
Total current digital assets on loan		8,120.0000	38,618,758		100%
Total		8,120.0000	38,618,758		100%

As of June 30, 2025, digital assets on loan were concentrated with counterparties as follows:

	Geography	June 30, 2025

Counterparty A	Grand Cayman	29%
Counterparty F	UAE	41%
Counterparty G	Switzerland	30%
Total		100%

As of December 31, 2024, digital assets on loan were concentrated with counterparties as follows:

	Geography	December 31, 2024
Digital assets on loan:
Counterparty F	UAE	18%
Counterparty H	United States	82%
Total		100%

The Company’s digital assets on loan are exposed to credit risk. The Company limits its credit risk by placing its digital assets on loan with high credit quality financial institutions that have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the borrower, review of the internal control practices and procedures of the borrower, review of market information, and monitoring the Company’s risk exposure thresholds. As of June 30, 2025 and December 31, 2024, the Company does not expect a material loss on any of its digital assets on loan. While the Company intends to only transact with counterparties that it believes to be creditworthy, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

Digital Assets Staked

As of June 30, 2025, the Company has staked select digital assets to borrowers at annual rates ranging from approximately 2.00% to 14.58% and accrue rewards as they are earned. The digital assets staked are measured at fair value through profit and loss. As of June 30, 2025, the Bitcoin staked digital assets are locked up until July 2025.

As of December 31, 2024, the Company has staked select digital assets to borrowers at annual rates ranging from approximately 2.95% to 9.70%and accrue rewards as they are earned. The digital assets staked are measured at fair value through profit and loss.

As of June 30, 2025, digital assets staked consisted of the following:

	Number of coins staked	Fair Value	Fair Value Share
Ethereum (ETH)	128.0072	315,434	0%
Bitcoin (BTC)	1,808.0115	193,854,663	76%
Cardano (ADA)	63,474,370.6429	35,850,325	14%
Core (CORE)	7,090,070.1614	3,691,800	1%
Polkadot (DOT)	2,497,217.9478	8,484,548	3%
Solana (SOL)	30,919.5094	4,773,162	2%
Hedera (HBAR)	15,855,105.7923	2,368,753	1%
Internet Computer (ICP)	845,070.0000	4,183,266	2%
Total	89,794,690.0724	253,521,950	100%
Current digital assets
Digital assets staked		253,521,950
Total digital assets staked		253,521,950

As of December 31, 2024, digital assets staked consisted of the following:

	Number of coins staked	Fair Value	Fair Value Share
Bitcoin	1,803.0000	170,983,570	71%
Cardano	57,965,407.1384	50,371,939	21%
Etherium	32.0000	108,955	0%
Core	3,415,479.8499	3,676,423	2%
Polkadot	1,941,230.3100	13,244,432	6%
Solana	10,526.4620	1,646,326	1%
Total	63,334,478.7603	240,031,645	100%

As of June 30, 2025, the digital assets staked by significant borrowing counterparty is as follow:

	Interest rates	Number of coins staked	Fair Value	Geography	Fair Value Share
Counterparty G	3.50%	16,700,405.0204	6,788,656	Switzerland	3%
Counterparty I	2%	32.0072	78,872	United States	0%
Self custody	2.62% - 14.58%	73,094,253.0448	246,654,423	Switzerland	97%
Total		89,794,690.0724	253,521,950		100%

As of December 31, 2024, the digital assets staked by significant borrowing counterparty is as follow:

	Interest rates	Number of coins staked	Fair Value	Geography	Fair Value Share
Counterparty B	2.95%	57,965,407.1384	50,371,939	Switzerland	21%
Counterparty M	4.00%	32.0000	108,955	United States	0%
Self custody	3.00% to 8.02%	5,369,071.6219	189,550,751	Switzerland	79%
Total		63,334,510.7602	240,031,645		100%

As of June 30, 2025, digital assets staked were concentrated with counterparties as follows:

	Geography	June 30, 2025
Counterparty G	Switzerland	3%
Counterparty I	United States	0%
Self custody	Switzerland	97%
Total		100%

As of December 31, 2024, digital assets staked were concentrated with counterparties as follows:

	Geography	December 31, 2024
Digital on staked:
Self custody	Switzerland	100%
Total		100%

The Company’s digital assets staked are exposed to market risk, liquidity risk, lockup duration risk, loss or theft of assets and return duration risk. The Company places allocation limits by counterparty and only deals with high credit quality financial institutions that are believed to have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the counterparty, review of the internal control practices and procedures of the counterparty, review of market information, and monitoring the Company’s risk exposure thresholds. As of June 30, 2025 and December 31, 2024, the Company does not expect a material loss on any of its digital assets staked. While the Company intends to only transact with counterparties that it believes to meets the Company staking policy criteria, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

EQUITY INVESTMENTS IN DIGITAL ASSETS FUNDS AT FAIR VALUE THROUGH PROFIT AND LOSS

Equity investments were as follows at June 30, 2025 and December 31,2024:

	June 30, 2025
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	112,739.5166	$14,045,537	197,229.6562	$24,571,655	309,969.1728	$38,617,192
Fund A - Avalanche (AVAX)	459,335.1472	$6,594,918	474,679.0095	$6,815,218	934,014.1567	$13,410,136
		$20,640,455		$31,386,873		$52,027,328

Fund B - Solana (SOL)	335,032.0000	$32,482,538	412,090.0000	$39,953,583	747,122.0000	$72,436,121
Fund B - USD	-	$71,685,819	-	$-	-	$71,685,819
		$104,168,357		$39,953,583		$144,121,940
Total		$124,808,812		$71,340,456		$196,149,268

	December 31, 2024
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	216,379.2216	$30,886,684	244,331.9458	$34,876,748	460,711.1675	$65,763,432
Fund A - Avalanche (AVAX)	223,905.1900	$6,020,811	707,540.4100	$19,025,762	931,445.6000	$25,046,572
		$36,907,495		$53,902,510		$90,810,004

Fund B - Solana (SOL)	626,365.7000	$89,409,506	540,869.9000	$77,205,553	1,167,235.6000	$166,615,059
Total		$126,317,001		$131,108,063		$257,425,063

Fund A

During the year ended December 31, 2024, the Company through a subsidiary, invested $61,741,683 in three tranches of a private investment fund (“Fund A”) designed to acquire Solana and Avalanche tokens from a bankrupt company. The Company’s investment represents the acquisition by Fund A of 491,249 Solana at $105 per Solana and 931,446 Avalanche at $11 per Avalanche.

The Solana acquired by Fund A is locked and staked, earning staking rewards during the lock period. Staking rewards will accrue while Solana is locked and will become distributable on the same unlocking schedule as the Solana. The Solana will be released by Fund A in monthly increments from January 2025 through January 2028.

The Avalanche acquired by Fund A is locked and staked, earning staking rewards during the lock period. Staking rewards will accrue while Avalanche is locked and will become distributable on the same unlocking schedule as the Avalanche. The Avalanche will be released by Fund A in weekly increments July 10, 2025 and continuing through July 1, 2027.

The investments in the investment fund were initially recognized based on the latest available net asset value as determined by the investment fund’s administrator less an applicable DLOM.   The values of the investments were remeasured based on quarterly valuation reports provided by the investment fund administrator less an applicable DLOM.

Fund B

During the year ended December 31, 2024, the Company invested through a subsidiary, $112,072,453 in two tranches of limited partnership units of a private investment fund (“Fund B” and together with Fund A the “Equity Investments in Digital Assets”) designed to acquire Solana tokens from a bankrupt company.

The Company’s investment represents the acquisition by Fund B of 1,123,360 Solana at $100 per Solana. The Solana acquired by Fund B is locked and staked, earning staking rewards during the lock period and thereafter until such Solana is sold by the fund manager or an in-kind distribution to the limited partners of the fund. Staking rewards will accrue while Solana is locked and will become distributable on the same unlocking schedule as the Solana. Approximately 25% of the Solana were unlocked in March 2025, while the remaining 75% of the Solana will be unlocked linearly monthly until January 2028. The Company received a distribution of $71,685,819 in July 2025 from Fund B.

The investments in Fund B were initially recognized based on the latest available net asset value as determined by Fund B’s administrator less an applicable DLOM. The values of the investments were remeasured based on quarterly valuation reports provided by Fund B’s administrator less an applicable DLOM.

Third Party Exchanges, Custodians and Funds

As of June 30, 2025, the Company used the following third-party exchanges and custodians and in the ordinary course of business:

Exchange	Location
Binance	Cayman Islands
B2C2 Overseas LTD	Cayman Islands
Bitcoin Suisse AG	Switzerland
OKX	Seychelles
Kraken	United States
Wintermute	United Kingdom
Deribit	Panama
Laser Digital	Switzerland

Custodian
Anchorage Digital	United States
Bitgo Trust	United States
Copper	Switzerland

Each of the Custodians and Exchanges have not appointed a sub-custodian to hold crypto assets owned by the Company. The Custodian and Exchanges hold and safeguard the digital assets deposited by the Company and its subsidiaries. The Custodians and Exchanges also offer lending and staking services. The Custodians and Exchanges are not Canadian financial institutions. None of the Custodians and Exchanges are related parties of the Company.

Each Custodian maintains general commercial insurance on its own behalf, but the Corporation and other clients of such Custodians are not named insured under such policies. The Company is not aware of any security breaches or similar incidents at the Custodians. The Company believes that any event of insolvency or bankruptcy of a Custodian would be treated in accordance with the insolvency or bankruptcy laws of the applicable jurisdiction of such Custodian.

As of June 30, 2025, the breakdown of digital assets deposited with each of the Custodians, or Exchanges as a percentage of total digital assets custodied by the Company and its subsidiaries is as follows:

Custodian	Location	% of digital assets custodied by market value (1)	Regulatory Body
Binance	Cayman Islands	23.1%	Cayman Islands Monetary Authority (CIMA)
B2C2 Overseas LTD	Cayman Islands	14.4%	Cayman Islands Monetary Authority (CIMA)
Bitcoin Suisse AG	Switzerland	0.0%	Financial Services Standards Association (VQF). Zug. Switzerland
Kraken	United States	0.6%	Office of Comptroller of Currency
Anchorage Digital	United States	0.0%	Office of Comptroller of Currency
Laser Digital	Switzerland	1.0%	Financial Services Standards Association (VQF). Zug. Switzerland
Copper	Switzerland	9.4%	Financial Services Standards Association (VQF). Zug. Switzerland
Wintermute	United Kingdom	0.0%	Financial Conduct Authority (FCA)
Bitgo Trust	United States	0.9%	South Dakota Division of Banking and Money Services Business (MSB) with Financial Crimes Enforcement Network (FinCEN)

Note 1: As at June 30, 2025; Residual digital assets served as collateral for loans with Genesis Global Capital LLC (0.4%; subject to bankruptcy proceeding/filing as of 19 January 2023).

Note 2: The Company holds interest in funds that acquire Solana and Avalanche token from bankrupt company. The Company has included these positions in this chart to illustrate the underlying Solana and Avalanche tokens held in such funds.

Valour diligences and reviews counterparty risk in accordance with the following principles:

●	Valour shall strive to spread counterparty risk between several counterparties, where relevant and practical.

●	In relevant situations and as far as possible, counterparty (and settlement) risk shall be mitigated by conducting transactions in well-established settlement systems based on the principles of delivery versus payment or payment versus payment.

●	The below methodology is to be applied when proposing and selecting counterparties and when granting limits on counterparty risk score.

●	The counterparties are reviewed in regular intervals and re-evaluated.

●	In case of significant events such as negative news or credit events, Valour can decide to close the business relationship with a counterparty irrespective of the review cycle.

●	Valour manages a counterparty scorecard and captures, assesses and monitors the below information.

1.	Contact information

The name, the website and contact person at the exchange/counterparty, as well as the responsible onboarding owner on Valour side.

2.	Current status

The current status of the relationship, the connection type, as well as the services, products and currency pairs used on the respective exchange/counterparty have to be documented and kept up to date

3.	Country of registration and regulation

The country in which the exchange/counterparty is registered must be documented. In addition, all countries in which the exchange/counterparty holds a regulatory license have to be assessed and documented by stating the license number (if applicable).

4.	Country risk

The country of registration as well as the country/-ies of regulation are evaluated by using the country risk matrix. The country risk matrix considers the FATF (and equivalent) country evaluation, the Transparency.org Corruption Perception Index (CPI) as well as the VQF SRO country risk recommendations.

5.	Adverse media search

An adverse media search is being conducted. For example, information about an exchange having been hacked in the past or any news about a negative reputation, regulatory breaches etc. are documented.

6.	Public exchange scores

Publicly available information and risk scores from data sources such as Coinmarketcap and Coingecko are being collected and documented.

7.	Information security certification

The exchange/counterparty information security certification status is assessed. Information about the possession of certifications such as AICPA SOC 1, SOC 2 Type I and SOC 2 Type II as well as ISO 27001 are documented.

8.	Insurance coverage

Information about insurance protection and regulatory status in terms of investor protection are assessed and documented.

9.	Proof of reserves

It is being checked if the exchange/counterparty has made the public wallet addresses of its cold and hot storage publicly available or if any other cryptographic means of verification of the reserves held in custody are either publicly available or have been audited.

10.	Risk evaluation

The risk score is evaluated on a scale of 1 to 5, with 1 being the lowest risk and 5 being the highest risk. Based on the information collected in the scorecard, with a focus on regulatory licences, a risk score is calculated and documented for each exchange or counterparty. By carefully evaluating the risk score, we can ensure that we are making responsible business decisions and protecting our customers and stakeholders.

11.	Business justification and restrictions

In cases where an exchange or counterparty presents increased risks, a business justification must be provided. We must carefully consider the potential exposure and take appropriate measures to limit it through restrictions, thresholds, or other means. Any decision to establish a business relationship with an exchange or counterparty with increased risks must be approved by the board.

12.	Recurring review schedule

The review date and review frequency of all exchanges/counterparties are documented and tracked in the scorecard. A review once a year is set as the default standard, however, an ad-hoc review has to be considered in case of any event that may result in any of the assessment criteria being changed.

13.	Account closure

If the exchange or counterparty has been identified with an increased risk, such as a risk score of 4 or 5, Valour will determine if it is necessary to close the business relationship. This decision is based on the potential exposure and the potential impact on the business and stakeholders.

If it is determined that the business relationship should be terminated, a plan for closing the relationship is developed in a controlled and orderly manner. This may include transferring outstanding transactions, closing accounts, and ensuring that all necessary documents and records are properly transferred or retained. The decision to close the business relationship is communicated to the exchange or counterparty and a timeline for the closure is provided. Once the business relationship has been successfully terminated, the counterparty scorecard is updated in order to reflect the closure.

By following this process, we can ensure that we are taking a responsible and proactive approach to closing business relationships with risky counterparties. This can help protect our customers and stakeholders and maintain the integrity of our business operations.

Self-Custody of Digital Assets

At June 30, 2025, the Company’s had self-custody of digital assets totaling $247,217,097 (December 31, 2024 - $339,451,566).

The Company maintains controls around the meta mask and other hot and cold wallets includes only senior management having access to the accounts, passwords and seed phases. All copies of passwords and seed phases are secured with management. Duplicate copies of the passwords and seeds phases are held by two members of the senior management in different locations.

Staking and Lending Policy

As part of Valour’s policy to hedge 100% of the market risk, subject to allowing a US$2 million maximum unhedged exposure as a trading buffer. Valour purchases and sells the digital assets which its ETPs track. Valour may lend or stake such digital assets on its balance sheet to generate revenue in accordance with the policies in the product prospectus. Lending or staking transactions are only conducted with institutional-grade counterparties and only up to a certain percentage for risk management purposes in accordance with Valour’s lending and staking policy (the “Lending and Staking Policy”), which is reviewed and approved by the board of Valour.

When deciding whether to lend or stake a particular asset, the Lending and Staking Policy provides that the decision will initially be made based on the risk profile of the potential counterparties, then the highest yield available, then prioritizing staking over lending.

As of the date of this MD&A, the Lending and Staking Policy provides the following limits for lending and staking of digital assets:

Digital Asset	Lending and staking limits
Bitcoin, Ethereum, Solana, Avalanche	Up to 75% of unrestricted tokens may be lent on open terms to eligible counterparties, 50% of tokens may be lent on terms up to six months.
100% of tokens may be staked

All other Digital Assets	Up to 75% of unrestricted tokens may be lent on open terms to eligible counterparties, 50% of tokens may be lent on terms up to six months.

If total AUM is greater than US$5 million, up to 95% may be staked, else 75% may be staked

The Company’s lending arrangements policy is as follows:

(a) which party has legal title

The lender authorizes the counterparty e.g., Anchorage to draw down lent assets. Typically, the counterparty / borrower is then permitted to use Client’s Designated Assets for any lawful purpose.

(b) the status of the assets in the event of insolvency of the borrower

The lender shall have full recourse to Counterparty for any obligations hereunder in equity and at law. Upon any event of default, the lender shall be entitled to seek all remedies available at law or in equity for the full amount or any unpaid principal of any advance, accrued but unpaid fees or other amounts or property payable hereunder against Lender in addition to enforcing its security interest.

(c) contractual limitation on use and transfer of lent items by borrower

Typically, the Counterparty is then permitted to use client’s designated assets for any lawful purpose.

(d) borrower’s ability to initiate transactions with the borrowed assets, including but not limited to: sell, lend, pledge, and/or hypothecate

Typically, the Counterparty is then permitted to use Client’s Designated Assets for any lawful purpose, including selling, lending, pledging and/or hypothecating. Certain lending agreements require Counterparties to grant a security interest to the Company on any assets that are further lent out.

(e) borrowers’ rights regarding “co-mingling”

There is no specific language in the lending agreement but given the Counterparties can use for any lawful purpose, the Company’s believes that comingling can occur.

(f) callability terms and conditions (including “notice period”, if any).

Termination. Client may terminate any Advance of its Designated Assets upon three (3) business days’ prior notice (the date of such termination, the “Termination Date”), from time to time at its sole discretion through an Electronic Notice.

Investments, At Fair Value, Through Profit and Loss, As At June 30, 2025

At June 30, 2025, the Company’s investment portfolio consisted of no publicly traded investments and nine private investments for a total estimated fair value of $42,983,388 (December 31, 2024 – one public and nine private investments for a total estimated fair value of $37,348,081).

During the three and six months ended June 30, 2025, the Company had a realized loss of $8,588 and $478,182, respectively (three and six months ended June 30, 2024 – realized gains of $466,852) and an unrealized gain of $nil and $2,702, respectively (three and six months ended June 30, 2024 – unrealized loss of $476,168 and $1,838,948, respectively) on private and public investments.

At June 30, 2025, the Company’s eight private investments had a total fair value of $43,395,835.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
3iQ Corp.		61,712 common shares	$63,270	$300,459	0.7%
Amina Bank AG		3,906,250 non-voting shares	25,286,777	37,396,836	86.2%
Earnity Inc.		85,142 preferred shares	102,205	-	0.0%
Luxor Technology Corporation		201,633 preferred shares	462,145	527,393	1.2%
SDK:meta, LLC		1,000,000 units	2,506,780	-	0.0%
Skolem Technologies Ltd.		16,354 preferred shares	130,095	-	0.0%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	30,000	-	0.0%
Global Benchmarks AB		53,300 common shares	199,875	199,875	0.5%
ZKP Corporation	(i)	370,370 common shares	1,000,000	1,000,000	2.3%
CH Technical Solutions SA		25 common shares	3,971,272	3,971,272	9.2%
Total private investments			$33,752,419	$43,395,835	100.1%

At December 31, 2024, the Company’s nine private investments had a total fair value of $37,348,081.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
3iQ Corp.		61,712 common shares	$63,270	$300,459	0.8%
Amina Bank AG		3,906,250 non-voting shares	25,286,777	35,457,982	95.0%
Earnity Inc.		85,142 preferred shares	102,205	-	0.0%
Luxor Technology Corporation		201,633 preferred shares	462,145	500,058	1.3%
Neuronomics AG		724 common shares	89,582	89,582	0.2%
SDK:meta, LLC		1,000,000 units	2,506,780	-	0.0%
Skolem Technologies Ltd.		16,354 preferred shares	130,095	-	0.0%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	30,000	-	0.0%
ZKP Corporation	(i)	370,370 common shares	1,000,000	1,000,000	2.7%
Total private investments			$29,670,854	$37,348,081	100.0%

(i)	Investments in related party entities

Financial Results

The following is a discussion of the results of operations of the Company for the three and six months ended June 30, 2025, and 2024. They should be read in conjunction with the Company’s interim condensed consolidated financial statements for the three and six months ended June 30, 2025 and 2024 and related notes. All amounts are in U.S. dollars.

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$
Revenues
Realized and net change in unrealized gain (losses) on digital assets	70,904,037	(127,586,445)	(88,929,646)	107,660,000
Realized and net change in unrealized gains (losses) on ETP payables	(106,414,880)	155,693,653	173,809,075	(87,706,298)
Unrealized gain (loss) on equity investments at FVTPL	37,829,025	(10,638,403)	(53,027,796)	(10,638,403)
Staking and lending income	6,875,377	6,062,169	16,657,583	10,356,906
Management fees	2,129,392	1,573,154	4,662,247	2,857,343
Trading commissions	1,913,064	-	3,997,758	-
Research revenue	175,750	243,010	358,500	618,610
Realized (loss) gain on investments	-	466,852	(478,182)	466,852
Unrealized gain (loss) on investments	-	(476,168)	2,702	(1,838,948)
Interest income	11,541	(7,483)	29,094	1,113
Total revenues	13,423,306	25,330,339	57,081,335	21,777,175

Expenses
Operating, general and administration	7,791,363	22,442,000	14,114,188	24,642,871
Share based payments	3,435,448	2,518,749	8,550,656	3,718,135
Depreciation - equipment	755	1,658	858	4,228
Amortization - intangibles	332,423	378,440	705,441	759,141
Finance costs	115,253	666,544	234,042	1,962,862
Fees and commissions	2,483,407	799,473	4,124,389	1,163,102
Foreign exchange (gain) loss	281,034	4,645,888	(378,134)	5,256,249
Impairment loss (recovery)	-	-	-	3,622,456
Total expenses	14,439,683	31,452,752	27,351,440	41,129,044
Net (loss) income for the period before taxes	(1,016,377)	(6,122,413)	29,729,895	(19,351,869)
Current taxes	271,801	-	1,018,253	-
Net (loss) income for the period after taxes	(1,288,178)	(6,122,413)	28,711,642	(19,351,869)
Other comprehensive income
Cumulative translation adjustment	2,154,702	65,304	2,085,410	(963,751)
Net income (loss) and comprehensive income (loss) for the period	866,524	(6,057,109)	30,797,052	(20,315,620)

Net income (loss) attributed to:
Owners of the parent	(1,288,178)	(6,122,413)	28,711,642	(19,351,869)
Non-controlling interests	-	(3,249)	-	(3,249)
	(1,288,178)	(6,125,662)	28,711,642	(19,355,118)

Net income (loss) and comprehensive income (loss) attributed to:
Owners of the parent	866,522	(6,053,860)	30,797,052	(20,312,371)
Non-controlling interests	-	(3,249)	-	(3,249)
	866,522	(6,057,109)	30,797,052	(20,315,620)

(Loss) income per share
Basic	(0.00)	(0.02)	0.09	(0.07)
Diluted	(0.00)	(0.02)	0.08	(0.07)

Weighted average number of shares outstanding:
Basic	330,104,321	291,902,102	327,012,724	288,018,114
Diluted	362,049,346	291,902,102	360,736,682	288,018,114

Revenue Review

For the three and six months ended June 30, 2025, the Company recorded revenues of $13,423,305 and $57,081,334 respectively, compared with $25,330,339 and $21,777,175 in the three and six months ended June 30, 2024.

The net result of investment activities for the three and six months ended June 30, 2025 was $2,318,182 and $31,851,633 respectively, compared with $17,468,804 and $9,315,299 for the three and six months ended June 30, 2024 as per the table below.

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$
Revenues
Realized and net change in unrealized gain (losses) on digital assets	70,904,037	(127,586,445)	(88,929,646)	107,660,000
Realized and net change in unrealized gains (losses) on ETP payables	(106,414,880)	155,693,653	173,809,075	(87,706,298)
Unrealized gain (loss) on equity investments at FVTPL	37,829,025	(10,638,403)	(53,027,796)	(10,638,403)
Sub-total net revenue from digital assets / ETPs	2,318,182	17,468,805	31,851,633	9,315,299

Investment activities represents the net movement in the realized and unrealized gains (losses) of the Company’s digital assets less the net movements in realized and unrealized gains (losses) of the Company’s ETP obligations. As the Company holds excess cryptocurrency over and above that required to cover its ETP obligations, in periods of rising cryptocurrency prices, the Company is expected to generate a positive result from investment activities. Cryptocurrency price change in the second quarter of 2025 was mixed with strong performance by BTC and ETH but negative performance in many alternative coins such a DOT, ATOM, HBAR which lost value. The Company realized a gain of $17.3 million during the second quarter on a DeFi Alpha trade. This gain is included in the realized and net change in unrealized gain (loss) on digital assets of $70,904,037.

The Company’s net investment result in Q2 2025 was damped by an overall $18,718,193 increase in the DLOM it applied to its unlocked tokens. The total DLOM provision increased from $55,232,535 at March 31, 2025 to $73,950,728 at June 30, 2025. The increased DLOM is due to the acquisition of 18,737,981 locked SUI tokens during the second quarter of 2025 and token price increases on 1,057,091 locked SOL and 934,014 locked AVAX tokens held by the Company. The DLOM accounts for the lock up period extending to 2028 on the locked of the tokens. The Company shows how its revenues and EBITDA would present without the DLOM being applied in the non-IFRS measures section of this MD&A.

The Company intends to hold its equity investments in digital assets at FVTPL and locked SUI tokens until the digital assets become unlocked in 2028 such that any eventual sale of the digital assets would not be expected to occur at a discounted price. In the event the Company requires additional unlocked SOL, AVAX or SUI to meet ETP redemptions, the Company would seek to borrow tokens against its investments to meet redemptions, so as to avoid a sale of the locked tokens prior to the tokens becoming unlocked. The Company would seek to employ various other hedging strategies such as to short the underlying tokens and cover the short with locked tokens released over time. The locked tokens held by the Company are scheduled to be released between 2025 through 2028. The $73,950,728 DLOM balance at June 30, 2025 will reverse to $nil by 2028 and increase net income and shareholders’ equity once fully reversed.

The Company earned staking and lending income of $6,875,377 and $16,657,583 for the three and six months ended June 30, 2025 compared to $6,062,169 and $10,359,906 in the comparative period in 2024. The Company actively stakes and lends its digital assets to earn additional revenue. Staking income does fluctuate based on average AUM, percentage of AUM staked and staking yields in general on various coins. Average AUM in Q2 2025 decreased to approximately $748 million from approximately $789 million in Q1 2025. Q2 2025 staking income decreased from Q1 2025 due to 463,243 Solana coins being un-staked within one of the Company’s equity investments as part a redemption of unlocked tokens held by the Company’s equity investment. Q1 2025 also saw Solana reach all time highs of approximately $293 per token which was driven by a surge in network activity associated with Trump meme coin volumes in January 2025. This surge in interest increased staking rewards meaningfully during the first quarter if 2025 (effective staking yield of 5% on average AUM in Q1 2025) which had dropped off in Q2 2025 (effective staking yield of 3.62% on average AUM in Q2 2025). The Company’s effective staking yield earned during the first six months of 2025 was 4.3% on the average AUM of approximately $768 million.

The Company had management fee revenue of $2,129,392 and $4,662,247 for the three and six months ended June 30, 2025 compared to $1,573,154 and $2,857,343 in the three and six months ended June 30, 2024. The increase in management fees in both 2025 periods compared to the comparative periods is due to higher AUM and additional ETP products resulting in higher management fees. The Company had 70 ETP products on June 30, 2025 (increasing to 78 by the date of this MD&A). The average effective management fee yield earned during the second quarter of 2025 was 1.1% on the average AUM of $760 million. The Company reminds investors that while it charges 1.9% management fees on most of its ETP products, its BTC and ETH products have management fees of NIL bringing effective average management fee rate down. The strong price performance of BTC and ETH relative to most other cryptocurrencies brought the effective management field down slightly from the 1.3% earned in the first quarter of 2025. The blended management fee monetization for the first six months of 2025 was 1.2%.

Total AUM monetization in the second quarter of 2025 dropped to 4.7% from 6.2% in the first quarter of 2025 due to the factors noted above for staking and management fee income. Average AUM monetization for the six months ended June 30, 2025 was 5.5% on average AUM of approximately $775 million.

The Company recorded trading commissions from its Stillman business of $1,913,064 and $3,997,758 in the three and six months ended June 30, 2025 compared to $Nil and $Nil in the comparative periods. Stillman’s revenues were flat due to lower trading volumes and volatility in cryptocurrencies despite a rise in Bitcoin. Stillman was acquired during Q4 2024 and thus was not owned during H1 2024 comparative period.

The Company recorded research revenue of $175,750 and $358,500 in the three and six months ended June 30, 2025 compared to $243,010 and $618,610 in the three and six months ended June 30, 2024. Reflexivity had a soft first half of 2025 due to the volatility in cryptocurrency prices and staff turnover. Management believes that its partnership with Beluga will re-invigorate the business.

The Company had realized (loss) on investments of ($8,589) and ($478,182) for the three and six months ended June 30, 2025 compared to $466,852, and $466,852 in the comparative period in 2024. The Company sold all its shares in its Brazil Potash investment during the first half 2025 after its Q4 2024 and realized a loss.

The Company had unrealized gain (loss) on investments of $Nil and $2,702 compared to ($476,168) and ($1,838,948) in the comparative period. The nominal change the three and six months ended June 30, 2025 is due to the Company not making any material changes to the valuation of its private investments. The Company confirms that all investments are carried at estimated fair value.

Operating, general and administration

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Compensation and consulting	$3,460,199	$21,253,630	$5,305,749	$22,291,178
Marketing expenses	1,658,014	719,857	4,619,281	1,142,740
General and administration	664,254	(99,114)	1,203,972	339,248
Professional fees	1,628,105	555,079	2,446,103	741,229
Regulatory and transfer agent	178,408	22,508	285,532	90,235
Travel expenses	202,383	(9,960)	253,551	38,241
	$7,791,363	$22,442,000	$14,114,188	$24,642,871

Compensation and consulting fees were $3,460,199 and $5,305,749 during the three and six months ended June 30, 2025 compared to $21,253,630 and $22,291,178 during the comparative three and six months ended June 30, 2024. During the second quarter of 2025, the Company brought on additional executives as noted in this MD&A and consultants to support its growth. The 2nd quarter also includes a full period of consolidation for the Neuronomics acquisition.

Marketing expense was $1,658,014 and $4,619,281 during three and six months ended June 30, 2025 compared with $719,857 and $1,142,740 in the comparative three and six months ended June 30, 2024. The Company ramped up marketing spending around its debut on Nasdaq in an effort to create more awareness in the United States.

General and administration was $664,254 and $1,203,972 during the three and six months ended June 30, 2025 compared to ($99,114) recovery and $339,248 in the comparative three and six months ended June 30, 2024. G&A comprises mainly rent & office, insurance and bank charges. The Company incurred additional insurance expenses as it increased its coverage limits.

Professional fees were $1,628,105 and $2,446,103 in the three and six months ended June 30, 2025 compared to $555,079 and $741,229 in the comparative three and six months ended June 30, 2024. The Company incurred additional legal fees associated with its Nasdaq listing and other costs incurred with the development of new markets.

Regulatory and transfer agent fees were $178,408 and $285,532 during the three and six months ended June 30, 2025 compared with $22,508 and $90,235 during the comparative three and six months ended June 30, 2024. The increase is due to higher market cap and increased listing fees associated with the Nasdaq listing.

Travel expenses were $202,383 and $253,551 during the three and six months ended June 30, 2025 compared with a recovery of ($9,960) and expense of $38,241 in the three and six months ended June 30, 2024. The increased travel expense is due to the team members travelling for business development in Asia and Africa.

Total depreciation and amortization was $333,098 and $706,219 for the three and six months ended June 30, 2025 compared to $380,098 and $763,369 during the three and six months ended June 30, 2024. The depreciation and amortization relates to the equipment, right of use assets and intangible assets acquired as part of the Company’s acquisitions.

Share based payments was $3,435,448 and $8,550,656 during the three and six months ended June 30, 2025 compared to $2,518,749 and $3,718,135 in the three and six months ended June 30, 2024. Higher share price and volatility inputs used in the Black Scholes model in 2025 contributed to the increased value of share based payments compared to the same periods in 2024.

Finance costs were $115,253 and $234,042 for the three and six months ended June 30, 2025 compared with $666,544 and $1,962,862 in the three and six months ended June 30, 2024. The decrease in financing costs is due to the Company repaying more of its loans (only Genesis loan outstanding at June 30, 2025).

Fees and commissions were $2,483,407 and $4,124,389 for the three and six months ended June 30, 2025 compared to $799,473 and $1,163,102 in the three and six months ended June 30, 2024. The increase in transaction costs relates to the trading of digital assets as brokerage commission and ETP issuance costs associated with the increased AUM.

Foreign (gain) loss was $281,034 and ($378,134) for the three and six months ended June 30, 2025 compared to $4,645,888 and $5,256,249 in the three and six months ended June 30, 2024. The (gains) loss reflects the currency fluctuations primarily in Company’s cash balances which are denominated in Swedish Krona, Euro and Swiss Franc.

Impairment loss was $Nil and $Nil in the three and six months ended June 30, 2025 compared to ($27,064) and $3,652,270 in the three and six months ended June 30, 2024. The Company impaired the costs related to the Solana IP acquisition in Q1 2024.

Cash used in operating activities was $69,931,974 for the six months ended June 30, 2025 compared with cash used of $27,129,404 in the comparative period. Cash used in operations before adjustments for working capital, investments and purchases and sales digital assets was $12,270,986 for the six months ended June 30, 2025 compared with cash used of $34,017,239 in the comparative period. The Company generally maintains its surplus working capital in digital assets and thus the operating cash flow statements will show a use of cash as long as more money is invested in cryptocurrencies than converted to U.S. dollars or other fiat currencies.

During the six months ended June 30, 2025, $79,762,581 was provided by financing activities compared to $35,947,125 in the comparative period. The Company received proceeds of $367,924,241 from ETP holders, $299,903 from sale of investments, proceeds of $5,860,199 from option exercises, and proceeds of $540,414 from warrant exercises partially offset by $290,482,938 used for payments to ETP holders, loans repaid of $2,502,103 and NCIB purchases of $1,877,135. During the six months ended June 30, 2024, the Company received proceeds of $299,785,029 from ETP holders, proceeds from sale of investments of $550,228, proceeds of $33,145 from option exercises, and proceeds of $1,009,443 from warrants, partially offset by $235,235,567 used for payments to ETP holders and NCIB purchases of $961,155. The cash provided from financing was higher in 2025 compared to 2024 due to higher net ETP sales in 2024, combined with higher option exercises in 2025.

The Company confirms that no changes to the Company’s financial conditions or performance have occurred during its first or second quarters of 2025.

Non-IFRS Measures

The Company has included certain non-IFRS performance measures, namely Adjusted Revenue, Adjusted Net income, EBITDA, Adjusted EBITDA and Adjusted Net Income Per Share throughout this document. These non-IFRS measures are used by management to assess the Company’s performance and provide additional information and transparency to investors with respect to the Company’s revenue and net income performance.

Non-IFRS performance measures, including Adjusted Revenue, Adjusted Net Income, EBITDA and, Adjusted EBITDA and Adjusted Net Income Per Share do not have a standardized meaning. As a result, these measures may not be comparable to similar measures presented by other companies. Non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

“Adjusted Revenue” is a non-IFRS financial measure that is defined as revenue excluding the application of the DLOM.

“Adjusted Net Income” is a non-IFRS financial measure that is defined as net income excluding the application of the DLOM.

“Adjusted EBITDA” is a non-IFRS financial measure that is defined as Adjusted Net Income and adding back interest, taxes, depreciation, amortization of property and equipment, right-of-use assets and other intangible assets.

“Adjusted Net Income Per Share” is a non-IFRS financial measure that is defined as Adjusted Net Income divided by the total number of common shares of the Company issued and outstanding.

With respect to the DLOM adjustment, the Company intends to hold its equity investments until the underlying digital assets become unlocked such that any eventual sale of the underlying digital assets would not be expected to occur at a discounted price resulting from their lack of marketability as at the date of the Financial Statements. In the event the Company requires additional unlocked SOL or AVAX to meet SOL and AVAX ETP redemptions, the Company will seek to borrow SOL or AVAX, or against its equity investments to meet redemptions, so as to avoid a sale of the equity investments prior to the underlying digital assets becoming unlocked. The Company will also seek to employ various other hedging strategies so as to short the underlying tokens and cover the short with tokens released from the equity investees over time. Tokens underlying the investments are expected to be released over 2025 through 2028.

For a reconciliation of these measures to the most directly comparable financial information presented in the Financial Statements in accordance with IFRS, see the tables below:

	Three months ended		Six Months ended
	2025	2025	2025	2024
	$	$	$	$
REVENUE RECONCILIATION
Total Revenue (IFRS)	$13,423,306	$25,330,339	$57,081,335	$21,777,175
Discount for Lack of Marketability (DLOM) loss / (gain)	$18,718,193	$-	$(12,567,323)	$-
ADJUSTED REVENUE	$32,141,499	$25,330,339	$44,514,012	$21,777,175

NET LOSS (INCOME) RECONCILIATION
Net Income (Loss)	$(1,288,178)	$(6,095,349)	$28,711,642	$(19,381,683)
Discount for Lack of Marketability (DLOM) loss / (gain)	$18,718,193	$-	$(12,567,323)	$-
ADJUSTED NET INCOME (LOSS)	$17,430,015	$(6,095,349)	$16,144,319	$(19,381,683)

EBITDA RECONCILIATION
Net Income (Loss)	$(1,288,178)	$(6,095,349)	$28,711,642	$(19,381,683)
Interest	$115,253	$666,544	$234,042	$1,962,862
Depreciation & Amortization	$333,098	$380,098	$706,219	$763,369
Taxes	$271,801	$-	$1,018,253	$-
EBITDA	$(568,026)	$(5,048,707)	$30,670,156	$(16,655,452)
Discount for Lack of Marketability (DLOM) loss / (gain)	$18,718,193	$-	$(12,567,323)	$-
Add: Share based payments	$3,435,448	$2,518,749	$8,550,656	$3,718,135
ADJUSTED EBITDA	$21,585,615	$(2,529,958)	$26,653,489	$(12,937,317)

Below is the Q1 2025 reconciliation for investors reference updated for U.S. dollar presentation and to remove a previous adjustment for Bitcoin collateral held at Genesis. This adjustment was removed as the Company subsequent to Q1 reduced its estimate of the number of coins it will recover from 359.38 to 69.68. The Company continues to employ all legal avenues available to recover as many Bitcoin as possible.

	Three months ended
	2025	2024
	$	$
REVENUE RECONCILIATION
Total Revenue (IFRS)	$43,658,029	$(3,619,535)
Discount for Lack of Marketability (DLOM) loss / (gain)	$(31,285,516)	$0
ADJUSTED REVENUE	$12,372,513	$(3,619,535)

NET LOSS (INCOME) RECONCILIATION
Net Income (Loss)	$29,999,820	$(3,619,535)
Discount for Lack of Marketability (DLOM) loss / (gain)	$(31,285,516)	$0
ADJUSTED NET INCOME (LOSS)	$(1,285,696)	$(3,619,535)

EBITDA RECONCILIATION
Net Income (Loss)	$29,999,820	$(3,619,535)
Interest	$118,789	$1,277,584
Depreciation & Amortization	$373,121	$382,692
Taxes	$746,452	$0
EBITDA	$31,238,182	$(1,959,259)
Discount for Lack of Marketability (DLOM) loss / (gain)	$(31,285,516)	$0
Add: Share based payments	$5,115,208	$1,189,349
ADJUSTED EBITDA	$5,067,874	$(769,910)

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s operations, the most relevant financial information relates primarily to current liquidity, solvency and planned expenditures. The Company’s financial success will be dependent upon the execution and development of its new investment strategy and business operations. Such execution and development may take years to complete and the amount of resulting income, if any, is difficult to determine.

To date, the Company has not had any negative impacts to the Company’s digital assets holdings with the bankruptcies of Celsius, Voyager and Blockfi, with the exception for a small exposure to FTX as it held some of its own digital assets on the exchange. The Company has pay down its loans from cash flow generated by the business.

The Company loaned and staked more digital assets in Q2 2025 compared to Q2 2024 and as a result the Company earned more revenue via staking and lending. Higher AUM in the Company’s fee earning ETPs in Q2 2025 compared to Q2 2024 resulted in higher management fees. Overall, the Company’s total revenues improved in 2025 as a result of improving digital asset markets.

DeFi relies upon various sources of funds for its ongoing operating activities. These resources include operating profits, proceeds from dispositions of investments, interest and dividend income from investments and equity financings.

Loans Payable

As of June 30, 2025, loan principal of $6,000,000 (December 31, 2024 - $6,000,000) was outstanding The $6,000,000 loan payable is held with Genesis. On January 20, 2023, Genesis declared bankruptcy and currently is not allowing withdrawals and not extending new loans. On March 15, 2023, the Court ruled that the Genesis debtors may not sell, buy, trade in crypto assets without prior consent by the creditors. The Court also allowed for the payment of some service providers required for upholding the operations but nothing beyond that. The Company’s loan with Genesis is an open term loan. The Genesis loan and interest payable is $7,222,767 and secured with 359 BTC.

The Company has a $184,136 (December 31, 2024: $2,686,239) margin loan from a crypto liquidity provider.  The loan is secured by the equity in the Company’s margin trading account.  The crypto liquidity provider charges fluctuating interest rates typically ranging between 9% and 15% annually.

Operating Segments

The Company operates in various business lines based on where the subsidiaries operate. Valour operates the Company’s ETPs business line which involves issuing ETPs, hedging against the underlying digital asset, lending and staking of digital assets and management fees earned on the ETPs. DeFi Bermuda operates the Company’s Venture portfolio and node business lines. DeFi Alpha is a specialized trading desk with the sole focus of identifying low-risk arbitrage opportunities within the crypto ecosystem. The Reflexivity operates the Company’s research firm and Stillman and Stillman Bermuda operate the trading platform.

Information about the Company’s assets by segment is detailed below.

June 30, 2025	DeFi	Reflexivity	DeFi Bermuda	Stillman Digital	Neuronomics	Valour Inc	Total
Cash	5,112,744	36,524	-	3,289,480	122,605	17,812,572	26,373,925
Client cash deposits		-	-	9,654,648		-	9,654,648
Public investments, at fair value through profit and loss	-	-	-	-		-	-
Prepaid expenses	808,110	54,904	-	2,727,210	38,268	467,442	4,095,934
Digital assets	261,250	77,269	133,914	6,483,912	-	546,064,068	553,020,413
Equity instruments	-	-	-	-	-	196,149,268	196,149,268
Other non-current assets	41,895,500	-	-	-	15,705	42,846,594	84,757,799
Total assets	48,077,604	168,697	133,914			803,339,944	874,051,987
Accounts payable and accrued liabilities	3,676,796	81,325	-	2,156,744	64,493	1,679,394	7,658,752
Loans payable	-	-	-	-	-	7,406,903	7,406,903
Trading liabilities	-	-	-	17,289,097	-	-	17,289,097
ETP holders payable	-	-	-	-	-	772,844,422	772,844,422
Total liabilities	3,676,796	81,325	-	19,445,841	64,493	781,930,719	805,199,174

December 31, 2024	DeFi	Reflexivity	Stillman Digital	Valour Inc	Total
Cash	1,771,331	151,150	1,155,607	12,853,437	15,931,525
Client cash deposits		-	10,665,147	-	10,665,147
Public investments, at fair value through profit and loss	778,085	-	-	-	778,085
Prepaid expenses	547,856	72,017	701,222	476,629	1,797,724
Digital assets	530,601	158,649	5,718,748	549,430,902	555,838,900
Equity instruments	-	-	-	257,425,063	257,425,063
Client digital assets	-	-	2,332,501	-	2,332,501
Property, plant and equipment	-	-	-	103	103
Other non-current assets	36,054,408	-	-	37,047,112	73,101,520
Total assets	39,682,281	381,816		857,233,246	917,870,568
Accounts payable and accrued liabilities	2,337,445	194,014	577,008	373,997	3,482,464
Loans payable	-	-	-	9,693,294	9,693,294
Trading liabilities	-	-	17,441,876	-	17,441,876
ETP holders payable	-	-	-	871,162,347	871,162,347
Total liabilities	2,337,445	194,014	18,018,884	881,229,638	901,779,981

Information about the Company’s revenues and expenses by segment is detailed below:

Six months ended June 30, 2025	DeFi	Reflexivity	DeFi Bermuda	Stillman Digital	Neuronomics	Defi Alpha	Valour Inc.	Total
Realized and net change in unrealized gains and (losses) on digital assets	(288,708)	936	(9,106)	238,820	-	17,303,439	(106,175,027)	(88,929,646)
Realized and net change in unrealized gains and (losses) on ETP payables	-	-	-	-	-	-	173,809,075	173,809,075
Unrealized gain on equity investments	-	-	-	-	-	-	(53,027,796)	(53,027,796)
Staking and lending income	-	-	-	-	-	-	16,657,583	16,657,583
Trading commissions	-	-	-	3,997,758	-	-	-	3,997,758
Management fees	-	-	-	-	41,130	-	4,621,117	4,662,247
Research revenue	-	358,500	-	-	-	-	-	358,500
Realized (loss) on investments, net	(478,182)	-	-	-	-	-	-	(478,182)
Unrealized (loss) on investments, net	2,702	-	-	-	-	-	-	2,702
Interest income	13,007	-	-	951	14,749	-	387	29,094
Total revenue	(751,181)	359,436	(9,106)	4,237,529	55,879	17,303,439	35,885,339	57,081,335
Expenses
Operating, general and administration	6,642,544	435,992	19,945	2,447,021	141,877	-	4,426,809	14,114,188
Share based payments	8,550,656	-	-	-	-	-		8,550,656
Depreciation - property, plant and equipment	-	-	-	755	-	-	103	858
Amortization - intangibles	703,214	-	-	2,227	-	-	-	705,441
Interest expense	294	-	-	1,092	-	-	232,656	234,042
Fees and commissions	18,963	-	-	498,404	-	903,566	2,703,456	4,124,389
Foreign exchange (gain) loss	(44,967)	-	-	893	4,807	-	(338,867)	(378,134)
						-		-
Total expenses	15,870,704	435,992	19,945	2,950,392	146,684	903,566	7,024,157	27,351,440
Income (loss) before other item	(16,621,885)	(76,556)	(29,051)	1,287,137	(90,805)	16,399,873	28,861,182	29,729,895
Gain on settlement of debt	-	-	-	-	-	-	-	-
Provision on accounts receivable	16,444,157	-	(16,444,157)	-	-	-	-	-
Net income (loss) for the year	(33,066,042)	(76,556)	16,415,106	1,287,137	(90,805)	16,399,873	28,861,182	29,729,895
Current taxes	-	-	13,543	1,003,748	761	-	201	1,018,253
Net income (loss) after tax	(33,066,042)	(76,556)	16,401,563	283,389	(91,566)	16,399,873	28,860,981	28,711,642
Other comprehensive income (loss)
Foreign currency translation (loss) gain	-	-	-	-	-	-	2,085,410	2,085,410
Net (loss) income and comprehensive (loss) income for the period	(33,066,042)	(76,556)	16,401,563	283,389	(91,566)	16,399,873	30,946,391	30,797,052

Capital Management

The Company considers its capital to consist of share capital, equity reserve and deficit. The Company’s objectives when managing capital are:

▪	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;

▪	to give shareholders sustained growth in value by increasing shareholders’ equity; while

▪	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

▪	raising capital through equity financings; and

▪	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than (a) CBOE Canada (formerly the NEO Exchange) which requires one of the following to be met: (i) shareholders’ equity of at least CAD$2.5 million, (ii) net income from continuing operations of at least CAD$375,000, (iii) market value of listed securities of at least $25 million, or (iv) assets and revenues of at least CAD$25 million and (b) Nasdaq Capital Market which requires, one of the following to be met: (i) shareholder equity of at least $2.5 million, (ii) market value of listed securities of at least $35 million or (iii) net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the three most recently competed fiscal years.

There were no changes to the Company’s capital management during the three and six months ended June 30, 2025.

Commitments

Management Contract Commitments

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $2,919,663 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed consolidated interim financial statements. Minimum commitments remaining under these contracts were approximately $1,042,000, all due within one year.

Legal Commitments

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any ending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	30-Jun-25	31-Mar-25	31-Dec-24	30-Sep-24	30-Jun-24	31-Mar-24	31-Dec-23	30-Sep-23
Revenue	$13,423,306	$43,658,026	$4,171,351	$14,819,894	$25,193,992	$(3,593,787)	$6,333,984	$4,448,496
Net income (loss) and comprehensive income (loss)	$866,524	$30,729,159	$(7,906,907)	$14,663,949	$(5,971,601)	$(14,098,117)	$1,049,106	($3,496,996)
Income (loss) per Share - basic	(0.00)	0.09	0.11	0.06	(0.02)	(0.05)	-	(0.01)
Income (loss) per Share - diluted	(0.00)	0.08	0.12	0.05	(0.02)	(0.05)	-	(0.01)
Total Assets	$874,051,988	$723,514,763	$917,869,655	$685,285,551	$573,679,281	$724,871,388	$444,547,993	$187,551,879
Total Long Term Liabilities	$0	$0	$0	$0	$0	$0	$0	$0

Selected Annual Information

The highlights of financial data for the Company for the three most recently completed financial years are as follows:

	31-Dec-24	31-Dec-23	31-Dec-22
(a) Net Revenue	40,380,440	7,565,884	$(10,943,239)
(b) Net Income (Loss) and Comprehensive Income (Loss)
(i) Total income (loss)	(24,563,250)	(17,040,666)	$(50,688,769)
(ii) Income (loss) per share – basic	0.10	0.07	$(0.24)
(iii) Income (loss) per share – diluted	0.10	0.07	$(0.24)
(c) Total Assets	918,591,677	447,202,285	$143,232,990
(d) Total Liabilities	899,447,480	433,612,578	$122,627,582

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

Related Party Transactions

a)	The consolidated financial statements include the financial statements of the Company and its subsidiaries and its respective ownership listed below:

% equity interest
DeFi Capital Inc.	100
DeFi Holdings (Bermuda) Ltd.	100
Electrum Streaming Inc.	100
Reflexivity LLC	100
Valour Inc.	100
DeFi Europe AG	100
Stillman Digital Inc.	100
Stillman Bermuda Ltd.	100
Neuronomics AG	52.5
CoreFi Strategy Corp.	100
Valour Digital Securities Limited	0

b)	Compensation of key management personnel of the Company (continued)

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends. The remuneration of directors and other members of key management personnel during the three and six months ended June 30, 2025 and 2024 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2025	2025	2024
Short-term benefits	$627,904	$242,899	$1,118,933	$485,798
Shared-based payments	648,675	496,097	914,280	1,402,711
	$1,276,579	$738,996	$2,033,213	$1,888,509

As at June 30, 2025, the Company had $396,759 (December 31, 2024 - $nil) owing to its current key management, and $45,000 (December 31, 2024 - $287,834) owing to its former key management and a member of key management owes the Company $100,000 (December 31, 2024 - $100,000). Such amounts are unsecured, non-interest bearing, with no fixed terms of payment or “due on demand”

More detailed information regarding the compensation of officers and directors of the Company is disclosed in the management information circular and such information is incorporated by reference herein. The management information circular is available under profile of the Company on SEDAR+ at www.sedarplus.ca

c)	During the year ended December 31, 2024, the Company incurred $59,439 in legal fees to a firm in which a director of the Company is a partner. At December 31, 2024, the Company had recorded $nil in accounts payable and accrued liabilities related to these legal expenses incurred in the ordinary course of business with this law firm.

During the year ended December 31, 2024, Valour purchased 1,320,130 USDT for EUR1,213,237 from a former director of Valour.

During the year ended December 31, 2024, the Company paid management US$20,000,000 and 3,998,508 DeFi shares valued at US$6,273,870 related to DeFi Alpha trading profits.

The Company has a diversified base of investors. To the Company’s knowledge, no one holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as at June 30, 2025.

d)	The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of June 30, 2025 and December 31, 2024.

Investment	Nature of relationship to invesment	Estimated Fair Value
ZKP Corporation*	Director (Olivier Roussy Newton) of investee	$1,000,000
Total investment - March 31, 2025		$1,000,000

*	Private company

Investment	Nature of relationship to invesment	Estimated Fair Value
Brazil Potash Corporation	Officer (Ryan Ptolemy) of investee	$778,085
ZKP Corporation*	Director (Olivier Roussy Newton) of investee	1,000,000
Total investment - December 31, 2024		$1,778,085

*	Private company

Financial Instruments and Other Instruments

Financial assets and financial liabilities as at June 30, 2025 and December 31, 2024 are as follows:

	Asset / (liabilities) at amortized cost	Assets /(liabilities) at fair value through profit/(loss)	Total
December 31, 2024
Cash	$15,931,525	$-	$15,931,525
Client Cash Deposits	10,665,147	-	10,665,147
Digital assets	-	555,838,900	555,838,900
Equity investments	-	257,425,063	257,425,063
Public investments	-	778,085	778,085
Private investments	-	37,348,081	37,348,081
Accounts payable and accrued liabilities	(3,482,464)	-	(3,482,464)
Loan payable	(9,693,294)	-	(9,693,294)
Trading liabilities	-	(15,109,375)	(15,109,375)
ETP holders payable	-	(871,162,347)	(871,162,347)
June 30, 2025
Cash	$26,373,925	$-	$26,373,925
Client Cash Deposits	9,654,648	-	9,654,648
Digital assets	-	553,020,413	553,020,413
Equity investments	-	196,149,268	196,149,268
Private investments	-	43,395,835	43,395,835
Accounts payable and accrued liabilities	(7,658,752)	-	(7,658,752)
Loan payable	(7,406,903)	-	(7,406,903)
Trading liabilities	-	(17,289,097)	(17,289,097)
ETP holders payable	-	(772,844,422)	(772,844,422)

The Company’s financial instruments are exposed to several risks, including market, liquidity, credit and currency risks. There have been no significant changes in the risks, objectives, policies and procedures from the previous year. A discussion of the Company’s use of financial instruments and their associated risks is provided below:

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies. The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada, the United States and Europe. Deposits held with this institution may exceed the amount of insurance provided on such deposits.

Regulatory Risks

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate. The effect of any future regulatory change on the DeFi ecosystem or any cryptocurrency, project or protocol that the Company may hold is impossible to predict, but such change could be substantial and adverse to the space as a whole, as well as potentially to the Company. Governments may, in the future, restrict or prohibit the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation.

Custodian Risks

The Company uses multiple custodians (or third-party “wallet providers”) to hold digital assets for its DeFi Ventures business line as well as for digital assets underlying Valour Cayman ETPs. Such custodians may or may not be subject to regulation by U.S. state or federal or non-U.S. governmental agencies or other regulatory or self-regulatory organizations. The Company could have a high concentration of its digital assets in one location or with one custodian, which may be prone to losses arising out of hacking, loss of passwords, compromised access credentials, malware or cyberattacks. Custodians may not indemnify us against any losses of digital assets. Digital assets held by certain custodians may be transferred into “cold storage” or “deep storage,” in which case there could be a delay in retrieving such digital assets. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect our trading execution, the value of our and the value of any investment in our common shares. Furthermore, there is, and is likely to continue to be, uncertainty as to how U.S. and non-U.S. laws will be applied with respect to custody of cryptocurrencies and other digital assets held on behalf of clients. For example, U.S.- regulated investment advisers may be required to keep client “funds and securities” with a “qualified custodian”; there remain numerous questions about how to interpret and apply this rule, and how to identify a “qualified custodian” of, digital assets, which are obviously kept in a different way from the traditional securities with respect to which such rules were written. The uncertainty and potential difficulties associated with this question and related questions could materially and adversely affect our ability to continuously develop and launch our business lines. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect the execution of hedging ETPs, the value of the Company’s assets and the value of any investment in the Common Shares.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In addition, some of the investments the Company holds are lightly traded public corporations or not publicly traded and may not be easily liquidated. The Company generates cash flow from proceeds from the disposition of its investments and digital assets. There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. All of the Company’s assets, liabilities and obligations are due within one to three years.

The Company manages liquidity risk by maintaining adequate cash balances and liquid investments and digital assets. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial and non-financial assets and liabilities. As at June 30, 2025, the Company had current assets of $697,234,403 (December 31, 2024 - $710,993,671) to settle current liabilities of $805,199,174 (December 31, 2024 - $899,447,480).

The following table shows the Company’s source of liquidity by assets / (liabilities) as at June 30, 2025 and December 31, 2024:

June 30, 2025
	Total	Less than 1 year	1-3 years
Cash	$26,373,925	$26,373,925	$-
Client cash deposits	9,654,648	9,654,648	-
Prepaid expenses	4,095,935	4,095,935	-
Digital assets	553,020,413	532,301,082	20,719,331
Private investments	43,395,835	-	43,395,835
Equity investments	196,149,268	124,808,812	71,340,456
Accounts payable and accrued liabilities	(7,658,752)	(7,658,752)	-
Loan payable	(7,406,903)	(7,406,903)	-
Trading liabilities	(17,289,097)	(17,289,097)
ETP holders payable	(772,844,422)	(772,844,422)	-
Total assets / (liabilities)	$27,490,850	$(107,964,772)	$135,455,622

December 31, 2024
	Total	Less than 1 year	1-3 years
Cash	$15,931,525	$15,931,525	$-
Client cash deposits	10,665,147	10,665,147	-
Public Investments	778,085	778,085	-
Prepaid expenses	1,797,724	1,797,724	-
Digital assets	555,838,900	555,504,190	334,710
Private investments	37,348,081	-	37,348,081
Equity investments	257,425,063	126,317,000	131,108,063
Accounts payable and accrued liabilities	(3,482,464)	(3,482,464)	-
Loan payable	(9,693,294)	(9,693,294)	-
Trading liabilities	(15,109,375)	(15,109,375)
ETP holders payable	(871,162,347)	(871,162,347)	-
Total assets / (liabilities)	$(19,662,955)	$(188,453,809)	$168,790,854

Digital assets included in the table above are non-financial assets except USDC. For the purposes of liquidity risk analysis, these non-financial assets were included as they are mainly utilized to pay off any redemptions related to ETP holders payable, a financial liability. The lent and staked digital assets fall under the “less than 1 year” bucket.

Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices.

(a)	Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company’s investments are in the technology and resource sector. At June 30, 2025, the Company had no investments exposed to market risk (December 31, 2024 – one investment of 3.4%).

(b)	Interest rate risk

The Company’s cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand at June 30, 2025, a 1% change in interest rates could result in approximately $200,000 change in net loss.

(c)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company’s foreign currency risk arises primarily with respect to United States dollar, Euro, Swiss Franc, Swedish Krona and British Pound. Fluctuations in the exchange rates between this currency and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

As at June 30, 2025 and December 31, 2024, the Company had the following financial and non-financial assets and liabilities, (amounts posted in Canadian dollars) denominated in foreign currencies:

	June 30, 2025
	Canadian Dollars	British Pound	Swiss Franc	Swedish Krona	European Euro	Arab Emirates Dirham
Cash	$4,741,362	$51,496	$515,720	$10,667,134	$6,177,596	$569,889
Private investments	4,532,799	-	37,396,835	-	-	-
Prepaid investment	808,110	-	58,010	-	-	10,571
Accounts payable and accrued liabilities	(3,599,814)	-	(113,816)	-	(17,624)	(8,624)
ETP holders payable	-	-	-	(146,840,882)	(3,249,601)	-
Net assets (liabilities)	$6,482,457	$51,496	$37,856,749	$(136,173,748)	$2,910,371	$571,836

	December 31,2024
	Canadian Dollars	British Pound	Swiss Franc	Swedish Krona	European Euro	Arab Emirates Dirham
Cash	$1,768,319	$-	$3,573,221	$6,823,399	$2,533,427	$61,252
Private investments	1,367,716	-	35,457,990	-	-	-
Prepaid investment	447,753	-	-	-	-	-
Accounts payable and accrued liabilities	(1,695,248)	(55,416)	(247,501)	-	(15,562)	-
Net assets (liabilities)	$1,888,540	$(55,416)	$38,783,710	$6,823,399	$2,517,865	$61,252

A 10% increase (decrease) in the value of the Canadian dollar against all foreign currencies in which the Company held financial instruments as of June 30, 2025 would result in an estimated increase (decrease) in net income of approximately $8,830,000, (December 31, 2024 - $5,002,000).

(d)	Digital currency risk factors: Perception, Evolution, Validation and Valuation

A digital currency does not represent an intrinsic value or a form of credit. Its value is a function of the perspective of the participants within the marketplace for that digital currency. The price of the digital currency fluctuates as a result of supply and demand pressures that accumulate in the market for it.

Having a finite supply (in the case of many but not all digital currencies), the more people who want to own that digital currency, the more the market price increases and vice-versa.

The most common means of determining the value of a digital currency is through one or more cryptocurrency exchanges where that digital currency is traded. Such exchanges publicly disclose the “times and sales” of the various listed pairs. As the marketplace for digital currencies evolves, the process for assessing value will become increasingly sophisticated.

(e)	Fair value of financial instruments

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

ii.	Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 in the Company’s December 31, 2024 financial statements.

iii.	Digital assets classified as financial assets relate to USDC which is measured at fair value.

The following table illustrates the classification and hierarchy of the Company’s financial instruments, measured at fair value in the statements of financial position as at June 30, 2025 and December 31, 2024.

	Level 1 (Quoted Market price)	Level 2 (Valuation technique -observable market Inputs)	Level 3 (Valuation technique - non-observable market inputs)	Total
Privately traded invesments	$-	$-	$37,348,081	$37,348,081
Digital assets	-	555,838,900		555,838,900
Equity investments	-	-	257,425,063	257,425,063
Publicly traded investments	778,085	-	-	778,085
December 31, 2024	$778,085	$555,838,900	$294,773,144	$851,390,129
Privately traded invesments	-	-	43,395,835	$43,395,835
Digital assets	-	553,020,413	-	553,020,413
Equity investments	-	-	196,149,268	196,149,268
June 30, 2025	$-	$553,020,413	$239,545,103	$792,565,516

Level 1 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 1 during the periods ended June 30, 2025 and December 31, 2024. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Level 1 investments, fair value	June 30, 2025	December 31, 2024
Opening balance	$778,085	$-
Realized loss on investments	(478,182)	-
Transferred from level 3	-	778,085
Investments sold	(299,903)	-
	$-	$778,085

Level 2 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 2 during the periods ended June 30, 2025 and December 31, 2024. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Level 2 investments, fair value	June 30, 2025	December 31, 2024
Opening balance	$555,838,900	$370,469,700
Digital assets acquired	97,085,731	401,118,676
Digital assets disposed	(35,300,261)	(514,217,138)
Digital assets earned from staking, lending and fees	5,966,507	26,075,436
Realized gain on digital assets	32,273,072	306,744,938
Unrealized losses on digital assets	(121,202,718)	(34,372,022)
Transfers from level 3	18,295,894	-
Foreign exchange loss	63,288	19,310
	$553,020,413	$555,838,900

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the periods ended June 30, 2025 and December 31, 2024. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Level 3 investments, fair value	June 30, 2025	December 31, 2024
Opening balance	$294,773,144	$32,717,095
Purchases	4,461,472	173,814,141
Transferred to level 1	-	(778,085)
Acquired as subsidiary	(379,906)	-
Realized gain	2,702	83,723,906
Unrealized (loss)/ gain	(53,027,796)	5,296,087
Equity investments from staking fees	10,691,076	-
Management fees on equity investments	(643,181)	-
Transferred to level 2	(18,295,894)	-
Foreign exchange gain	1,963,486	-
	$239,545,103	$294,773,144

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly traded companies.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at June 30, 2025 and December 31, 2024.

Description	Fair value	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)
3iQ Corp.	$300,460	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	500,050	Recent financing	Marketability of shares	0% discount
Neuronomics AG	89,581	Recent financing	Marketability of shares	0% discount
Amina Bank	35,457,990	Market approach	Marketability of shares	0% discount
ZKP Corporation	1,000,000	Recent financing	Marketability of shares	0% discount
Equity Investments in digital	257,425,063	Market approach	Discount for lack of marketability	25% discount
December 31, 2024	$294,773,144

3iQ Corp.	300,459	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	527,393	Recent financing	Marketability of shares	0% discount
Amina Bank	37,396,836	Market approach	Marketability of shares	0% discount
ZKP Corporation	1,000,000	Recent financing	Marketability of shares	0% discount
Global Benchmarks AB	199,875	Recent financing	Marketability of shares	0% discount
CH Technical Solutions SA	3,971,272	Recent financing	Marketability of shares	0% discount
Equity Investments in digital	196,149,268	Market approach	Discount for lack of marketability	21% discount
June 30, 2025	$239,545,103

3iQ Corp. (“3iQ”)

On March 31, 2020, the Company acquired 187,007 common shares of 3iQ as part of the Company’s acquisition of Valour. During the year ended December 31, 2024, the Company sold 125,295 common shares of 3iQ. As at June 30, 2025, the valuation of 3iQ was based on the recent transaction which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2025. As at June 30, 2025, a +/- 10% change in the fair value of 3iQ will result in a corresponding +/- $30,046 (December 31, 2024 - $30,046) change in the carrying amount.

Amina Bank AG (“Amina”)

On January 14, 2022, the Company invested $25,286,777 to acquire 3,906,250 non-votes shares of Amina. As at June 30, 2024, the valuation of Amina was based on a market approach which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2025. As at June 30, 2025, a +/- 10% change in the fair value of Amina will result in a corresponding +/- $3,739,684 (December 31, 2024 +/- $3,545,798) change in the carrying amount.

Earnity Inc. (“Earnity”)

On April 13, 2021, the Company subscribed $40,000 to acquire certain rights to certain future equity of Earnity. As at June 30, 2025, the valuation of Earnity was determined to be nil based on Earnity ceasing operations. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly. As at June 30, 2025, a +/- 10% change in the fair value of Earnity will result in a corresponding +/- $nil (December 31, 2024 - $nil) change in the carrying amount.

Luxor Technology Corporation (“LTC”)

On December 29, 2020, the Company subscribed $100,000 to acquire certain rights to the preferred shares of LTC. The transaction was closed on February 15, 2021. On May 11, 2021, the Company subscribed to additional rights of $62,500. As at June 30, 2025, the valuation of LTC was based on a previous financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2025. As at June 30, 2025. a +/- 10% change in the fair value of LTC will result in a corresponding +/- $52,739 (December 31, 2024 - $50,006) change in the carrying amount.

SDK:Meta LLC

On June 3, 2021, the Company entered into a share exchange agreement with SDK exchanging 1,000,000 membership units of SDK with 3,000,000 shares of the Company valuing the investment at $2,506,780. During 2022, the Company impaired its investment in SDK:Meta LLC as they were unsuccessful in raising additional funds to continue to advance the company. As at June 30, 2025, the valuation of SDK:Meta LLC was $nil (December 31, 2024 - $nil). Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly. As at June 30, 2025, a +/- 10% change in the fair value of SDK:Meta LLC will result in a corresponding +/- $nil (December 31, 2024 - $nil) change in the carrying amount.

Skolem Technologies Ltd. (“STL”)

On December 29, 2020, the Company invested $20,000 to acquire certain rights to the preferred shares of STL. On October 29, 2021, the Company rights were converted into 16,354 series A preferred shares. As at June 30, 2025, the valuation of STL was determined to be nil based on STL ceasing operations. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 3), 2025. As at June 30, 2025, a +/- 10% change in the fair value of STL will result in a corresponding +/- $nil (December 31, 2024 - $nil) change in the carrying amount.

VolMEX Labs Corporation (“VLC”)

On February 23, 2021, the Company invested $30,000 to acquire certain rights to the preferred shares of VLC. As at June 30, 2025, the valuation of VLC was nil. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2025. As at June 30, 2025, a +/- 10% change in the fair value of VLC will result in a corresponding +/- nil (December 31, 2024 - $nil) change in the carrying amount.

ZKP Corporation (“ZKP”)

On August 2, 2024, the Company invested $1,000,000 to acquire shares of ZKP. As at June 30, 2025, the valuation of ZKP was based on the recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2025. As at June 30, 2025, a +/- 10% change in the fair value of ZKP will result in a corresponding +/- $100,000 change in the carrying amount (December 31, 2024 - $100,000).

Global Benchmarks AB (“Global Benchmarks”)

On September 24, 2024, the Company invested $199,875 to acquire shares of Global Benchmarks. As at June 30, 2025, the valuation of Global Benchmarks was based on the recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2025. As at June 30, 2025, a +/- 10% change in the fair value of Global Benchmarks will result in a corresponding +/- $19,988 change in the carrying amount (December 31, 2024 - $19,988).

CH Technical Solutions SA (“CH Technical”)

On September 24, 2024, the Company invested $3,971,272 to acquire shares of CH Technical. As at June 30, 2025, the valuation of CH Technical was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2025. As at June 30, 2025, a +/- 10% change in the fair value of CH Technical will result in a corresponding +/- $391,127 change in the carrying amount (December 31, 2024 - $nil).

Equity Investments in Digital Assets at FVTPL (“Equity Investments”)

During Q2 2024, the Company invested $173,814,136 to acquire interest in two entities set up to hold SOL and AVAX acquired from a bankrupt estate. Management used the net asset values as determined by the entities managers and applied a 21% discount for lack of marketability. As at June 30, 2025, a +/- 10% change in the fair value of the Equity Investments will result in a corresponding +/- $19,614,927 change in the carrying amount (December 31, 2024 - $25,742,506).

Digital asset risk

(a)	Digital currency risk factors: Risks due to the technical design of cryptocurrencies

The source code of many digital currencies, such as Bitcoin, is public and may be downloaded and viewed by anyone. As with all code, there may be a bug in the respective code which is yet to be found and repaired and can ultimately jeopardize the integrity and security of one or more of these networks.

Should miners for reasons yet unknown cease to register completed transactions within blocks which have been detached from the block chain, the confidence in the protocol and network will be reduced, which will reduce the value of the digital currency associated with that protocol, and the ETP payable balances that are valued with reference to the respective digital asset.

Protocols for most digital assets or cryptocurrencies are public open-source software, they could be particularly vulnerable to hacker attacks, which could be damaging for the digital currency market and may be the cause for investors to choose other currencies or assets to invest in.

(b)	Digital currency risk factors: Ownership, Wallets

Rather than the actual cryptocurrency (which are “stored” on the blockchain), a cryptocurrency wallet stores the information necessary to transact the cryptocurrency. Those digital credentials are needed so one can access and spend the underlying digital assets. Some use public-key cryptography in which two cryptographic keys, one public and one private, are generated and stored in a wallet. There are several types of wallets:

-	Hardware wallets are USB-like hardware devices with a small screen built specifically for handling private keys and public keys/addresses.

-	Paper wallets are simply paper printouts of private and public addresses.

-	Desktop wallets are installable software programs/apps downloaded from the internet that hold your private and public keys/addresses.

-	Mobile wallets are wallets installed on a mobile device and are thus always available and connected to the internet.

-	Web wallets are hot wallets that are always connected to the internet that can be stored in a browser or can be “hosted” by third party providers such as an exchange.

(c)	Digital currency risk factors: Political, regulatory risk and technology in the market of digital currencies

The legal status of digital currencies, inter alia Bitcoin varies between different countries. The lack of consensus concerning the regulation of digital currencies and how such currencies shall be handled tax wise causes insecurity regarding their legal status. As all digital currencies remain largely unregulated assets, there is a risk that politics and future regulations may negatively impact the market of digital currencies and companies operating in such market. It is impossible to estimate how politics and future regulations may affect the market. However, future regulations and changes in the legal status of the digital currencies is a political risk which may affect the price development of the tracked digital currencies.

The perception (and the extent to which it is held) that there is significant usage of the digital assets in connection with criminal or other illicit purposes, could materially influence the development and regulation of digital assets (potentially by curtailing the same).

As technological change occurs, the security threats to the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets will likely adapt and previously unknown threats may emerge. The Company’s ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets. To the extent that the Company is unable to identify and mitigate or stop new security threats, the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets may be subject to theft, loss, destruction or other attack.

Outstanding Share Data

As of August 13, 2025, the following securities are outstanding:

Authorized unlimited common shares without par value – 339,313,374 are issued and outstanding.

Authorized 20,000,000 preferred shares, at 9% cumulative dividends, non-voting, non-participating, non-redeemable, non-retractable, and non-convertible – 4,500,000 are issued and outstanding.

Stock options and convertible securities outstanding are as follows:

Stock Options:

20,287,217 with an exercise price ranging from CAD$0.09 to CAD$4.97 expiring between November 16, 2025 and July 11, 2030.

Warrants:

20,000,000 with an exercise price of CAD$0.20 expiring on November 6, 2028.

Deferred shares units:

11,123,692 with vesting terms ranging from six months to three years.

Risks and Uncertainties

The Company is exposed to a number of risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. The following outlines certain risk factors specific to the Company. These risk factors could materially affect the Company’s future results and could cause actual events to differ materially from those described in forward–looking information relating to the Company. Please also refer to the Company’s AIF for the year ended December 31, 2024 filed on SEDAR+ for a full description of the Company’s risks in addition to those highlighted below.

Staking and Lending of Cryptocurrencies, DeFi Protocol Tokens or other Digital Assets

The Company (or entities the Company makes Equity Investments in Digital Assets in) may stake or lend digital assets to third parties or affiliates. The digital assets that are “staked” will earn rewards in the form of additional digital assets, which will accrue to the validator address, but neither the rewards nor the principal allocation of digital assets can be withdrawn for a predetermined period of time, and as a result, the liquidity of such digital assets will be limited. On termination of the staking arrangement or loan, the counterparty is required to return the digital assets to the owner; any gains or loss in the market price during the period would inure to the owner. Such limitations on liquidity could prevent the disposal of the applicable digital asset during certain periods. Liquid digital assets that are staked are maintained outside of cold storage during the staking process, locked into a smart contract and will generally not be maintained with a qualified custodian while being staked. The owner of the staked digital asset is provided with withdrawal keys that allow retrieval of the staked liquid tokens once withdrawals have been activated by the relevant protocol, and on a defined timeline with daily limits on the number of digital assets that can be withdrawn. Withdrawal keys will be held by a qualified custodian, but the additional complexities of staking liquid digital assets can increase the risk of loss. Staked liquid tokens are also subject to higher risk of loss or theft due to malicious actions, network interruptions, or a failure by third-party validators to validate transactions. Staking creates exposure to smart contracts. Smart contracts are subject to certain risks and may result in losses stemming from errors, bugs or other failures. Staking provides no guarantee of return nor are there currently efficient ways to insure against such risks. To the extent that smart contract insurance is available, it may not cover all risks related to staking of the applicable digital asset, engaging with smart contracts, or other opportunities utilized.

In the event of the bankruptcy of the counterparty, the Company could experience delays in recovering its digital assets. In addition, to the extent that the value of the digital assets increases during the term of the loan, the value of the digital assets may exceed the value of collateral provided to the Company, exposing the Company to credit risks with respect to the counterparty and potentially exposing the Company to a loss of the difference between the value of the digital assets and the value of the collateral. If a counterparty defaults under its obligations with respect to a loan of digital assets, including by failing to deliver additional collateral when required or by failing to return the digital assets upon the termination of the loan, the Company may expend significant resources and incur significant expenses in connection with efforts to enforce the staking or loan agreement, which may ultimately be unsuccessful.

Furthermore, the Company and its affiliates may also pledge and grant security over its digital assets to secure loans. In the event that the Company or its affiliates defaults under its obligations with respect to the loan, including failure to repay the principal amount of the loan or accrued interest, lenders may realize upon its security and take possession to such pledged digital assets.

The digital assets that are staked, loaned or pledged to third parties by the Company include digital assets held by Valour for the purposes of hedging its ETPs. The Company is exposed to a potentially significant liquidity risk if, for example, the aggregate sale of ETPs exceed the quantum of uncommitted cryptocurrency available to the Company to satisfy such sale requests. A similar risk applies with respect to individual reserves of each type of cryptocurrency should the sale of ETPs, and correspondingly, the underlying cryptocurrency, exceed the Company’s available reserves.

Custody Risk

The Company uses multiple custodians (or third-party “wallet providers”) to hold digital assets for its DeFi Ventures business line, its digital assets in treasury as well as for digital assets underlying Valour ETPs. Such custodians may or may not be subject to regulation by U.S. state or federal or non-U.S. governmental agencies or other regulatory or self-regulatory organizations. The Company could have a high concentration of its digital assets in one location or with one custodian, which may be prone to losses arising out of hacking, loss of passwords, compromised access credentials, malware or cyberattacks. Custodians may not indemnify us against any losses of digital assets. Digital assets held by certain custodians may be transferred into “cold storage” or “deep storage,” in which case there could be a delay in retrieving such digital assets. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect our trading execution, the value of our and the value of any investment in our common shares. Furthermore, there is, and is likely to continue to be, uncertainty as to how U.S. and non-U.S. laws will be applied with respect to custody of cryptocurrencies and other digital assets held on behalf of clients. For example, U.S.- regulated investment advisers may be required to keep client “funds and securities” with a “qualified custodian”; there remain numerous questions about how to interpret and apply this rule, and how to identify a “qualified custodian” of, digital assets, which are obviously kept in a different way from the traditional securities with respect to which such rules were written. The uncertainty and potential difficulties associated with this question and related questions could materially and adversely affect our ability to continuously develop and launch our business lines. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect the execution of hedging ETPs, the value of the Company’s assets and the value of any investment in the Common Shares.

Cryptocurrencies, DeFi Protocol Tokens and Digital Assets Momentum Pricing Risk

Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency and DeFi protocol token market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies and DeFi Protocol tokens inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value of the Company’s cryptocurrency and DeFi protocol token inventory and thereby affect the Company’s shareholders.

The profitability of our operations will be significantly affected by changes in prices of cryptocurrencies, DeFi protocol tokens and other digital assets. Any declines in the volume of digital asset transactions, the price of digital assets, or market liquidity for digital assets generally may adversely affect our operating results. Cryptocurrencies, DeFi protocol tokens and other digital assets prices are highly volatile, can fluctuate substantially and are affected by numerous factors beyond our control, including use of such cryptocurrencies, DeFi protocol tokens and other digital assets in the DeFi industry, demand, inflation and expectations with respect to the rate of inflation, global or regional political or economic events. If cryptocurrencies, DeFi protocol tokens and other digital assets prices should decline and remain at low market levels for a sustained period, our financial condition may be adversely affected, and we could determine that it is not economically feasible to continue activities.

The price and trading volume of any digital asset is subject to significant uncertainty and volatility, depending on several factors, including, but not limited to:

●	changes in liquidity, market-making volume, and trading activities;

●	investment and trading activities of highly active retail and institutional users, speculators, miners, and investors;

●	decreased user and investor confidence in digital assets and digital asset platforms;

●	negative publicity or events and unpredictable social media coverage or “trending” of digital assets;

●	the ability for digital assets to meet user and investor demands;

●	the functionality and utility of digital assets and their associated ecosystems and networks;

●	consumer preferences and perceived value of digital asset markets;

●	regulatory or legislative changes and updates affecting the digital asset economy;

●	the characterization of digital assets under the laws of various jurisdictions around the world;

●	the maintenance, troubleshooting, and development of the blockchain networks;

●	the ability for digital asset networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;

●	interruptions in service from or failures of major digital asset platforms;

●	availability of an active derivatives market for various digital assets;

●	availability of banking and payment services to support digital asset-related projects;

●	level of interest rates and inflation;

●	national and international economic and political conditions;

●	global digital asset supply;

●	changes in the software, software requirements or hardware requirements underlying a blockchain network;

●	competition for and among various digital assets; and

●	actual or perceived manipulation of the markets for digital assets.

Cryptocurrencies, DeFi Protocol Tokens and Digital Assets Volatility Risk

As Valour’s ETPs track the market price of digital assets, cryptocurrencies and DeFi protocol tokens, the value of the Common Shares relates partially to the value of such digital assets, cryptocurrencies and DeFi protocol tokens, and fluctuations in the price of cryptocurrencies, DeFi protocol tokens and other digital assets could materially and adversely affect an investment in the Common Shares. Several factors may affect the price of cryptocurrencies, DeFi protocol tokens and other digital assets, including: the total number of cryptocurrencies, DeFi protocol tokens and other digital assets in existence; global cryptocurrency, DeFi protocol tokens and other digital assets demand; global cryptocurrencies, DeFi protocol tokens and other digital assets supply; investors’ expectations with respect to the rate of inflation of fiat currencies; investors’ expectations with respect to the rate of deflation of cryptocurrencies, DeFi protocol tokens and other digital assets; interest rates; currency exchange rates, including the rates at which cryptocurrencies, DeFi protocol tokens and other digital assets may be exchanged for fiat currencies; fiat currency withdrawal and deposit policies of cryptocurrency exchanges and liquidity of such cryptocurrency exchanges; interruptions in service from or failures of major cryptocurrency exchanges; Cyber theft of cryptocurrencies, DeFi protocol tokens and other digital assets from online wallet providers, or other third parties holding digital assets, or news of such theft from such providers or from individuals’ wallets; investment and trading activities of large investors; monetary policies of governments, trade restrictions, currency devaluations and revaluations; regulatory measures, if any, that restrict the use of cryptocurrencies, DeFi protocol tokens and other digital assets as a form of payment or the purchase of cryptocurrencies, DeFi protocol tokens and other digital assets; the availability and popularity of businesses that provide cryptocurrencies, DeFi protocol tokens and other digital assets and blockchain-related services; the maintenance and development of the open-source software protocol of various cryptocurrency or DeFi protocol networks; increased competition from other forms of cryptocurrency or payments services; global or regional political, economic or financial events and situations; expectations among cryptocurrencies, DeFi protocol tokens and other digital assets economy participants that the value of cryptocurrencies, DeFi protocol tokens and other digital assets will soon change; and fees associated with processing a cryptocurrency, DeFi protocol token or other digital asset transaction.

Cryptocurrencies, DeFi protocol tokens and other digital assets have historically experienced significant intraday and long-term price volatility. If cryptocurrency, DeFi protocol token and other digital asset markets continue to be subject to sharp fluctuations, shareholders may experience losses if they need to sell their Common Shares at a time when the price of cryptocurrencies, DeFi protocol tokens and other digital assets is lower than it was when they purchased their Common Shares. In addition, investors should be aware that there is no assurance that cryptocurrencies, DeFi protocol tokens and other digital assets will maintain their long term value in terms of future purchasing power or that the acceptance of cryptocurrencies, DeFi protocol tokens and other digital assets payments by mainstream retail merchants and commercial businesses will continue to grow.

Cybersecurity Threats, Security Breaches and Hacks

As with any other computer code, flaws in cryptocurrency and DeFi protocol source code have been exposed by certain malicious actors. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create cryptocurrencies and / or DeFi protocol tokens can occur.

Security breaches, computer malware and computer hacking attacks have been a prevalent concern in the Bitcoin and other cryptocurrency exchange market since the launch of the Bitcoin Network. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses, could harm the Company’s business operations or result in loss of the Company’s assets. Any breach of the Company’s infrastructure could result in damage to the Company’s reputation and reduce demand for the Common Shares, resulting in a reduction in the price of the Common Shares. Furthermore, the Company believes that if its assets grow, it may become a more appealing target for security threats, such as hackers and malware.

Any security procedures implemented cannot guarantee the prevention of any loss due to a security breach, software defect or act of God that may be borne by the Company. The security procedures and operational infrastructure of the Company may be breached due to the actions of outside parties, error or malfeasance of an employee of the Company or otherwise, and, as a result, an unauthorized party may obtain access to the Company’s cryptocurrency account, private keys, data or cryptocurrencies. Additionally, outside parties may attempt to fraudulently induce employees of the Company to disclose sensitive information in order to gain access to the Company’s infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event, and often are not recognized until launched against a target, the Company may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of one of the Company’s accounts occurs, the market perception of the effectiveness of the Company could be harmed.

As technological change occurs, the security threats to the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets will likely adapt and previously unknown threats may emerge. The Company’s ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets. To the extent that the Company is unable to identify and mitigate or stop new security threats, the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets may be subject to theft, loss, destruction or other attack

Cryptocurrency Exchanges and other Trading Venues are Relatively New

The Company and its affiliates manages its holdings of cryptocurrency, DeFi protocol tokens and other digital assets through cryptocurrency exchanges. In particular, Valour relies on cryptocurrency exchanges to be able to buy and sell the digital assets which its ETPs track. To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, in the past, a number of cryptocurrency exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of these exchanges were not compensated or made whole for the partial or complete losses of their account balances in such exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information, or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

Regulatory Risks

As digital assets have grown in both popularity and market size, governments around the world have reacted differently to digital assets with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate. The effect of any future regulatory change on the DeFi ecosystem or any cryptocurrency, project or protocol that the Company may hold is impossible to predict, but such change could be substantial and adverse to the space as a whole, as well as potentially to the Company.

Governments may, in the future, restrict or prohibit the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation.

The Company has not received any exemptive relief from regulators in Canada. The Company discusses regulatory compliance with its external legal counsel on a regular basis. Investments in the ETPs in the light of their exposure to digital assets must always be assessed by every investor based on the circumstances and legal and regulatory conditions applicable to that investor. An investor governed by such conditions may be subject to limited possibilities to invest in the ETPs and/or experience unforeseeable consequences of a holding in the ETPs. The combination of the nature of Valour’s activities, the markets to which it is exposed, the institutions with which it does business and the securities which it issues makes it particularly exposed to national, international and supranational regulatory action and taxation changes. The scope and requirements of regulation and taxation applicable to the issuer continues to change and evolve and there is a risk that as a result it may prove more difficult or impossible, or more expensive, for Valour to continue to carry on their functions in the manner currently contemplated. This may require that changes are made in the future to the agreements applicable to Valour and may result in changes to the commercial terms of the ETPs and/or the inability to apply for and redeem ETPs and/or compulsory redemption of some or all of the ETPs and/or disruption to the pricing thereof.

Valour Cayman and VDSL are companies which are regulated by various laws and regulations of the Cayman Islands and Jersey, respectively. Valour Cayman and VDSL cannot fully anticipate all changes that in the future may be made to laws and regulations to which Valour Cayman and VDSL are subject to in the future, nor the possible impact of all such changes. Valour Cayman and VDSL’s ability to conduct its business is dependent on the ability to comply with rules and regulations.

If the Company was found to be in breach of regulations applicable to Valour Cayman or VDSL, it could result in fines or adverse publicity which could have a material adverse effect on the business which in turn may lead to decreased results of operations and the company’s financial condition.

Valour Cayman or VDSL’s involvement in such proceedings or settlements as well as potential new legislation or regulations, decisions by public authorities or changes regarding the application of or interpretation of existing legislation, regulations or decisions by public authorities applicable to Valour Cayman or VDSL’s operations, the ETPs and/or the underlying assets, may adversely affect Valour Cayman or VDSL’s business or an investment in the ETPs.

The impact of any detrimental developments in the underlying digital asset’s regulation on Valour Cayman and VDSL’s ETPs becomes evident by considering an ETP’s product nature: An Exchange Traded Product is a financial instrument traded – like a share - on a stock exchange whereby typically the aim is to provide the same return as a specified benchmark or asset (before fees). Although ETPs can take a number of forms (ETFs/ETCs/ETNs), they share some common characteristics. ETPs are designed to replicate the return of an underlying benchmark or asset, with the easy access and tradability of a share or digital asset (that otherwise may only be bought via a decentralized exchange wallet-setup). Investors can benefit from the broad diversification of a benchmark, gaining exposure to hundreds or thousands of individual underlying securities – or digital assets - in a single transaction. Additionally, the wide range of asset classes covered by ETPs opens up more exotic investment areas which historically could only be accessed by institutional investors (such as individual commodities, emerging markets or digital assets). ETPs generally do all this with a lower fee than actively managed funds and therefore compete with traditional index funds on cost.

Valour Cayman’s ETPs are non-interest-bearing debt securities that are designed to track the return of an underlying digital asset. The current Valour ETP program in place does not provide that those securities are collateralised. Although their yield references an underlying benchmark or asset, the ETPs are similar to unsecured, listed bonds. As such, Valour ETPs are entirely reliant on the creditworthiness of Valour as issuing entity. Hence, generally a change in that creditworthiness might negatively impact the value of the ETP, irrespective of the performance of the underlying benchmark or digital asset.

However, the primary appeal of these types of ETPs is that they guarantee exposure to a benchmark or an asset’s return (minus fees) even when the underlying markets or sectors suffer from liquidity shortages. The return is guaranteed by the issuing entity and not reliant on the access (direct or via a directive) to the underlying assets. Unlike physical replication, a synthetic ETP does not hold the underlying assets the product is designed to track. Instead, an ETP issuer like Valour enters into hedging transactions thereby directly or indirectly trading in the underlying assets, entering swap agreements, making investment in funds dedicated to holding the underlying digital assets etc. with a range of counterparties to provide the return of the underlying assets. Consequently, a negative change of regulation (tightening/restriction/prohibition) can have a direct impact on Valour’s issuer activity or – indirectly – by affecting its contractual counterparties. Restrictive and prohibitive regulation may lead to counterparty default, known as counterparty risk. If a counterparty defaults on its obligations under the hedging transactions described above, the ETP would not provide the return of the asset it is designed to track which could also expose investors to losses.

Canada

In Canada, the Canadian Securities Administrators (the “CSA”), the umbrella group for the provincial and territorial securities regulators, have generally taken the position that securities laws apply to cryptocurrencies. The CSA, beginning in 2017, has published a series of Staff Notices outlining their position and explaining how securities laws apply to various aspects of the cryptocurrency industry. Many of those Staff Notices have dealt with cryptocurrency trading platforms and other businesses that hold cryptocurrencies on behalf of clients, which the Company does not do as part of its business.

The CSA has also, however, published Staff Notices focused on the analysis of when a cryptocurrency constitutes a security for securities law purposes. On August 24, 2017 and June 11, 2018, the CSA published CSA Staff Notice 46-307 – Cryptocurrency Offerings and CSA Staff Notice 46- 308 – Securities Law Implications for Offerings of Tokens, respectively, each providing guidance on whether token offerings are subject to Canadian securities laws. While the Company does not create or sell digital assets of its own issue, through its Valour Venture and Valour Infrastructure business lines it holds a number of digital assets from a variety of issuers. In the event that any of these were determined to be securities, it could negatively impact the issuers of those digital assets by making trading subject to prospectus requirements, which could reduce the market price of such assets and therefore devalue the holdings of the Company.

While the Company does not have operations in the United States, the Company reviews development of the cryptocurrency regulatory environment in the United States on an ongoing basis due to the proximity of United States to Canada. In comparison to traditional securities or commodities markets, U.S. law and regulation remains thinly developed with respect to financial services provided to the cryptocurrency and digital asset markets. Although recent years have seen some guidance emerge with respect to the question of whether a digital asset constitutes a security for certain purposes under U.S. law, there remains little or no clear legal authority or established practice with respect to the application to digital assets of concepts like staking and lending of cryptocurrency, fungibility, settlement, trade execution and reporting, collateralization rehypothecation, custody, repo, margin, restricted securities, short sales, bankruptcy and insolvency and many others. Some or all of these concepts may be needed for crypto-related marketplaces to continue to grow, mature and attract institutional participants; there can be no assurances that rules and practices for such concepts will develop in the United States in a manner that is timely, clear, favorable to the Company or compatible with other jurisdictions’ regimes in which the Company operates. Furthermore, to the extent the Company offers any of these financial services, emerging regulation or enforcement activity may have a material impact on the Company’s ability to continue providing such service thereby affecting the Company’s revenues and profitability as well as its reputation and resources.

Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, similar actions by other governments may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the common shares of the Company’s common shares. Such a restriction could result in the Company liquidating its cryptocurrency investments at unfavorable prices and may adversely affect the Company’s shareholders.

U.S. Classification of digital Assets and Investment Company Act of 1940

The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ether are securities (in their current form). Bitcoin and Ether are the only digital assets as to which senior officials at the SEC have publicly expressed such a view. Moreover, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital asset. With respect to all other digital assets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws. Similarly, though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given digital asset is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC.

Several foreign jurisdictions have taken a broad-based approach to classifying digital assets as “securities,” while other foreign jurisdictions, such as Switzerland, Malta, and Singapore, have adopted a narrower approach. As a result, certain digital assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of digital assets as “securities.” The classification of a digital asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets.

Additionally, we do not currently intend to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). If certain digital assets that form a part of our ETPs are determined to be digital assets, we may be obligated to register as an investment company under the Investment Company Act, and we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

limitations on capital structure;

restrictions on specified investments;

prohibitions on transactions with affiliates; and

compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

Further, the classification of certain digital assets as securities could draw negative publicity and a decline in the general acceptance of the digital asset, which could have a negative effect on our ETPs that contain such digital assets.

Venture Portfolio Exposure

Given the nature of the Company’s Venture activities, the results of operations and financial condition of the Company are dependent upon the market value of the securities, tokens and cryptocurrencies that comprise Venture’s portfolio assets. Market value can be reflective of the actual or anticipated operating results of companies or projects in the portfolio and/or the general market conditions that affect the technology, crypto and DeFi sectors. Various factors affecting these sectors could have a negative impact on the Company’s portfolio of investments and thereby have an adverse effect on its business. Additionally, the Company’s investments are mostly in early stage ventures that may never mature or generate adequate returns or may require a number of years to do so. Junior companies may never achieve commercial success. This may create an irregular pattern in the Company’s investment gains and revenues (if any) and an investment in the Company’s securities may only be suitable for investors who are prepared to hold their investment for a long period of time. Macro factors such as commodity prices, the growth and decline of disruptive technologies, including DeFi technologies, and global political and economic conditions could have an adverse effect on the mining, technological and Defi sectors, thereby negatively affecting the Company’s portfolio of investments. Company and project-specific risks, such as the risks associated with emerging companies and project in the technology, crypto and DeFi sectors generally, could have an adverse effect on one or more of the investments in the portfolio at any point in time. Company, project and industry-specific risks that materially adversely affect the Company’s investment portfolio may have a materially adverse impact on operating results.

Banks May Cut off Banking Services to Businesses that Provide Cryptocurrency-related Services

A number of companies that provide cryptocurrency-related services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to cryptocurrency related companies or companies that accept cryptocurrencies for a number of reasons, such as perceived compliance risks or costs. The difficulty that many businesses that provide cryptocurrency-related services have and may continue to have in finding banks willing to provide them with bank accounts and other banking services may be currently decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies or could decrease its usefulness and harm its public perception in the future. Similarly, the usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks were to close the accounts of many or of a few key businesses providing cryptocurrency-related services. This could decrease the market prices of cryptocurrencies and adversely affect the value of the Company’s cryptocurrency inventory.

Impact of Geopolitical Events

Crises may motivate large-scale purchases of cryptocurrencies which could increase the price of cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior wanes, adversely affecting the value of the Company’s cryptocurrency holdings. The possibility of large-scale purchases of cryptocurrencies in times of crisis may have a short-term positive impact on the prices of same. Future geopolitical crises may erode investors’ confidence in the stability of cryptocurrencies and may impair their price performance which would, in turn, adversely affect the Company’s cryptocurrency holdings.

As an alternative to fiat currencies that are backed by central governments, cryptocurrencies are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Large-scale sales of cryptocurrencies would result in a reduction in their market prices and adversely affect the Company’s operations and profitability.

Further Development and Acceptance of Digital Assets and DeFi Networks

The further development and acceptance of digital assets and other cryptographic and algorithmic protocols governing the issuance of transactions in cryptocurrencies and DeFi Protocols, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of such networks may adversely affect the value of the corresponding cryptocurrencies and DeFi Protocol tokens, and thus may adversely affect the Company’s operations. The factors affecting the further development of the industry, include, but are not limited to the following:

continued worldwide growth in the adoption and use of cryptocurrencies and DeFi;

governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency and DeFi systems;

changes in consumer demographics and public tastes and preferences;

the maintenance and development of the open-source software protocol of relevant networks;

the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

general economic conditions and the regulatory environment relating to digital assets and decentralized finance; and

negative consumer sentiment and perception of cryptocurrencies.

Currently, there is relatively small use of digital assets in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect the Company’s operations, investment strategies, and profitability.

As relatively new products and technologies, cryptocurrencies have not been widely adopted, for example as a means of payment for goods and services, by major retail and commercial outlets. Conversely, a significant portion of digital asset demand is generated by speculators and investors seeking to profit from the short-term or long-term holding of digital assets. The relative lack of acceptance of digital assets in the retail and commercial marketplace limits the ability of end-users to use them to pay for goods and services or other direct use cases that may arise. A lack of expansion by cryptocurrencies into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in their market prices, either of which could adversely impact the Company’s operations, investment strategies, and profitability. Further, if fees increase for recording transactions in the applicable Blockchain, demand for cryptocurrencies may be reduced and prevent the expansion of the network to retail merchants and commercial businesses, resulting in a reduction in the price of cryptocurrencies.

Trade Errors

We may make, or otherwise be subject to, trade errors. Errors may occur with respect to trades executed on our behalf. Trade errors can result from a variety of situations, including, for example, when the wrong investment is purchased or sold or when the wrong quantity is purchased or sold. Trade errors frequently result in losses, which could be material. To the extent that an error is caused by a third party, we may seek to recover any losses associated with the error, although there may be contractual limitations on any third party’s liability with respect to such error.

Dependence on Investment Manager.

The success of the Company’s Equity Investments in Digital Assets is dependent upon the ability of the investment manager to manage the investment fund and effectively implement the investment fund’s investment program. The investment fund’s governing documents do not permit the Company participate in the management and affairs of the investment fund.

Discretion as to Distributions and Timing of Withdrawal

The investment manager of the Company’s Equity Investment in Digital Assets is not obligated to distribute digital assets in-kind nor to distribute the proceeds form the sale of any digital assets. The Company is permitted to make withdrawals, however, the ability to make withdrawals may be limited while the investment manager is actively engaged in investment strategies or for other purposes. The Company is required to be provide a significant advance notice in respect of any withdrawal and accordingly its ability to withdraw in a timely manner is limited.

Discretion as to Form of Payment.

The investment manager of the Company’s Equity Investments in Digital Assets has the discretion to make distribution and pay withdrawals in unlocked digital assets, cash or a combination. There can be no assurance as to (i) the form of distribution or payment, (ii) that the investment fund will have sufficient cash or unlocked digital assets to satisfy withdrawal requests, or that it will be able to liquidate investments at favorable prices at the time such withdrawals are requested. The Company has no right to request in-kind distributions, and should not expect the investment fund to accommodate any such request.

Conditions on Equity Investments in Digital Assets

The digital assets held by the Equity Investments in Digital Assets are subject to staggered lock up periods pursuant to which the digital assets are not freely tradeable. As a result, the Company may only request to withdraw the portion of it capital account balance that corresponds to its pro-rata share of the applicable digital assets that is no longer locked-up and freely transferable by the investment fund.

Development and Acceptance of the Digital Asset Networks

The growth and use of digital assets generally is subject to a high degree of uncertainty. The future of the industry likely depends on several factors, including, but not limited to: (a) economic and regulatory conditions relating to both fiat currencies and digital assets; (b) government regulation of the use of and access to digital assets; (c) government regulation of digital asset service providers, administrators or exchanges; and (d) the domestic and global market demand for—and availability of—other forms of digital asset or payment methods. Any slowing or stopping of the development or acceptance of digital assets may adversely affect the Company.

Digital Asset Audit Risk

Audits for entities holding digital assets are unlike audits for other types of entities. Special procedures must be taken to determine whether investments and transactions are properly accounted for and valued because independent confirmation of digital asset ownership (e.g., ownership of a balance on a digital asset exchange) differs dramatically from traditional confirmation with a securities broker or bank account. The Company requires satisfactory processes in place in order for the auditor to obtain the Company’s transaction history and properly prepare audited financials. Any breakdown in such processes may result in delays or other impediments of an audit. In addition, the complexity of digital assets generally may lead to difficulties in connection with the preparation of audited financials.

Risk of Total Loss of Equity Investment in Digital Assets.

While all investments risk the loss of capital, the equity investment in digital assets should be considered substantially more speculative and significantly more likely to result in a total loss of capital than most other investment funds. The investment manager will not attempt to mitigate the potential of loss of capital through the use of risk management techniques. Rather, the investment manager generally intends only to sell the digital assets when such sales are necessary in order to satisfy withdrawal requests. Furthermore, the investment manager does not intend to hedge potential losses and will not make investment decisions based on the price of the digital assets. Consequently, the equity investment in Digital Assets could result in the total loss of the Company’s capital.

Risk of Loss, Theft or Destruction of Cryptocurrencies

There is a risk that some or all of the Company’s cryptocurrencies could be lost, stolen or destroyed. Digital assets of Valour that are held internally via multi-signature cold storage may be prone to loss or theft as a result of hacking, loss of passwords, compromised access credentials, malware or cyberattacks. If the Company’s cryptocurrencies are lost, stolen or destroyed under circumstances rendering a party liable to the Company, the responsible party may not have the financial resources sufficient to satisfy the Company’s claim.

Irrevocability of Transactions

Bitcoin and most other cryptocurrency and DeFi protocol token transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies or DeFi protocol tokens may be irretrievable. Such transactions are not reversible without the consent and active participation of the recipient of the transaction. Once a transaction has been verified and recorded in a block that is added to the Blockchain, an incorrect transfer of cryptocurrencies or a theft of cryptocurrencies generally will not be reversible and the Company may not be capable of seeking compensation for any such transfer or theft. To the extent that the Company is unable to seek a corrective transaction with the third party or is incapable of identifying the third party that has received the Company’s cryptocurrencies through error or theft, the Company will be unable to revert or otherwise recover incorrectly transferred cryptocurrencies. The Company will also be unable to convert or recover cryptocurrencies transferred to uncontrolled accounts.

Potential Failure to Maintain Digital Asset Networks

Many digital asset networks, including the Bitcoin Network, operate based on an open-source protocol maintained by the core developers of such networks and other contributors. As such protocols are not sold and their uses do not generate revenues for its development team, the core developers are generally not compensated for maintaining and updating such network protocols. Consequently, there is a lack of financial incentive for developers to maintain or develop such networks and the core developers may lack the resources to adequately address emerging issues with such network protocol. Although the many networks, including the Bitcoin Network, are currently supported by the core developers, there can be no guarantee that such support will continue or be sufficient in the future. To the extent that material issues arise with such network protocol and the core developers and open source contributors are unable to address the issues adequately or in a timely manner, such networks and an investment in the Common Shares may be adversely affected.

Potential Manipulation of Blockchain

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains control of more than 50% of the processing power dedicated to mining on the Bitcoin Network, it may be able to alter or manipulate the Blockchain on which the Bitcoin Network and most Bitcoin transactions rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new Bitcoins or transactions using such control. The malicious actor could “double-spend” its own Bitcoins (i.e., spend the same Bitcoins in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the processing power on the Bitcoin Network or the Bitcoin community did not reject the fraudulent blocks as malicious, reversing any changes made to the Blockchain may not be possible. To the extent that the Bitcoin ecosystem, including the core developers and the administrators of mining pools, do not act to ensure greater decentralization of Bitcoin mining processing power, the feasibility of a malicious actor obtaining control of the processing power on the Bitcoin Network will increase.

Miners May Cease Operations

If the award of Bitcoins or other cryptocurrencies for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners in relevant networks, miners may cease expending processing power to solve blocks and confirmations of transactions on the Bitcoin Blockchain or other networks could be slowed. A reduction in the processing power expended by miners on the applicable blockchain network could increase the likelihood of a malicious actor or botnet obtaining control.

Risks Related to Insurance

The Company intends to insure its operations in accordance with technology industry practice. However, given the novelty of cryptocurrency mining and associated businesses, such insurance may not be available, may be uneconomical for the Company, or the nature or level may be insufficient to provide adequate insurance cover. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on the Company.

Concentration of Investments

Other than as described herein, there are no restrictions on the proportion of the Company’s funds and no limit on the amount of funds that may be allocated to any particular investment. The Company may participate in a limited number of investments and, as a consequence, its financial results may be substantially adversely affected by the unfavorable performance of a single investment. Completion of one or more investments may result in a highly concentrated investment in a particular company, commodity or geographic area resulting in the performance of the Company depending significantly on the performance of such company, commodity or geographic area. As at December 31, 2024, the Company’s investments through its Venture business arm comprise of C$53,740,154, which represented approximately 4% of the Company’s total assets.

Competition

The Company operates in a highly competitive industry and competes against unregulated or less regulated companies and companies with greater financial and other resources, and our business, operating results, and financial condition may be adversely affected if we are unable to respond to our competitors effectively.

The cryptoeconomy is highly innovative, rapidly evolving, and characterized by healthy competition, experimentation, frequent introductions of new products and services, and subject to uncertain and evolving industry and regulatory requirements. We expect competition to further intensify in the future as existing and new competitors introduce new products or enhance existing products. The Company’s business line compete against several companies and expect that we will face even more competition in the future. These competitors could have various competitive advantages over us, including but not limited to:

●	greater name recognition, longer operating histories, and larger market shares;

●	larger sales and marketing budgets and organizations;

●	more established marketing, banking, and compliance relationships;

●	greater resources to make acquisitions;

●	lower labor, compliance, risk mitigation, and research and development costs;

●	operations in certain jurisdictions with lower compliance costs and greater flexibility to explore new product offerings; and

●	substantially greater financial, technical, and other resources.

If the Company is unable to compete successfully, or if competing successfully requires the Company to take costly actions in response to the actions of the Company’s competitors, the Company’s business, operating results, and financial condition could be adversely affected.

Harm to the Company’s brand and reputation could adversely affect the Company’s business. The Company’s reputation and brand may be adversely affected by complaints and negative publicity about the Company, even if factually incorrect or based on isolated incidents. Damage to the Company’s brand and reputation may be caused by:

●	cybersecurity attacks, privacy or data security breaches, or other security incidents;

●	complaints or negative publicity about the Company, its ETPs, its management team, its other employees or contractors or third-party service providers;

●	actual or alleged illegal, negligent, reckless, fraudulent or otherwise inappropriate behavior by its management team, its other employees or contractors or third-party service providers;

●	unfavorable media coverage;

●	litigation involving, or regulatory actions or investigations into its business;

●	a failure to comply with legal, tax and regulatory requirements;

●	any perceived or actual weakness in its financial strength or liquidity;

●	any regulatory action that results in changes to or prohibits certain lines of its business;

●	a failure to operate our business in a way that is consistent with its values and mission;

●	a sustained downturn in general economic conditions; and

●	any of the foregoing with respect to its competitors, to the extent the resulting negative perception affects the public’s perception of the Company or its industry as a whole.

Private Issuers and Illiquid Securities

Through its Ventures business line, the Company invests in securities and / or digital assets of private issuers or projects. These may be subject to trading restrictions, including hold periods, and there may not be any market for such securities or digital assets. These limitations may impair the Company’s ability to react quickly to market conditions or negotiate the most favourable terms for exiting such investments. Investments in private issuers or projects are subject to a relatively high degree of risk. There can be no assurance that a public market will develop for any of the Company’s private investments, or that the Company will otherwise be able to realize a return on such investments.

The value attributed to securities and / or digital assets of private issuers or projects will be the cost thereof, subject to adjustment in limited circumstances, and therefore may not reflect the amount for which they can actually be sold. Because valuations, and in particular valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and may be based on estimates, determinations of fair value may differ materially from the values that would have resulted if a ready market had existed for the investments.

The Company may also invest in illiquid securities of public issuers. A considerable period of time may elapse between the time a decision is made to sell such securities and the time the Company is able to do so, and the value of such securities could decline during such period. Illiquid investments are subject to various risks, particularly the risk that the Company will be unable to realize its investment objectives by sale or other disposition at attractive prices or otherwise be unable to complete any exit strategy. In some cases, the Company may be prohibited by contract or by law from selling such securities for a period of time or otherwise be restricted from disposing of such securities. Furthermore, the types of investments made may require a substantial length of time to liquidate.

The Company may also make direct investments in publicly traded securities that have low trading volumes. Accordingly, it may be difficult to make trades in these securities without adversely affecting the price of such securities.

Cash Flow, Revenue and Liquidity

The Company’s revenue and cash flow is generated primarily from financing activities, proceeds from the disposition of investments, management fees of ETPs and staking and lending activities of cryptocurrencies and DeFi protocol tokens. The availability of these sources of income and the amounts generated from these sources depend upon various factors, many of which are outside of the Company’s direct control. The Company’s liquidity and operating results may be adversely affected if its access to the capital markets is hindered, whether as a result of a downturn in the market conditions generally or to matters specific to us, if the value of our investments decline, resulting in losses upon disposition, if there is low demand for our ETPs, resulting in lack of management fees received, and if rates provided by counterparties for staking and lending decrease.

Risk Management

The Company seeks to mitigate risk and have established policies for the types of risk to which the Company is subject, including operational risk, credit risk, market risk, counterparty risk, exchange risk and liquidity risk. However, there are inherent limitations to our current and future risk management strategies, including risks that management has not appropriately anticipated or identified. Accurate and timely enterprise-wide risk information is necessary to enhance management’s decision- making in times of crisis. If the Company’s risk management framework proves ineffective or if our enterprise-wide management information is incomplete or inaccurate, we could suffer unexpected losses, which could materially adversely affect our business, results of operations and financial condition. The Company continually assesses its risk profile and risk management processes across the firm to identify opportunities for improvement and to consider whether it needs to address new technologies and innovations in its risk management processes and policies. While the Company has not identified any material gaps with respect to recent digital asset market events, the Company cannot guarantee that our risk management processes will continue to be effective in preventing or mitigating losses from future market events.

Dependence on Management Personnel

The Company is dependent upon the efforts, skill and business contacts of key members of management, the Board and the Advisory Board, for among other things, the information and deal flow they generate during the normal course of their activities and the synergies that exist amongst their various fields of expertise and knowledge. Accordingly, the Company’s success may depend upon the continued service of these individuals who are not obligated to remain consultants to the Company. The loss of the services of any of these individuals could have a material adverse effect on the Company’s revenues, net income and cash flows and could harm its ability to maintain or grow existing assets and raise additional funds in the future.

Sensitivity to Macro-Economic Conditions

Due to the Company’s focus on decentralized finance industry, the success of the Company’s investments is interconnected to the growth of disruptive technologies. The Company may be adversely affected by the falling share prices of the securities of investee companies, cryptocurrencies, DeFi Protocol tokens and other digital assets, as the trading price for the Common Shares may reflect the estimated aggregate value of the Company’s portfolio of investments and assets under management. The factors affecting current macro-economic conditions are beyond the control of the Company.

Available Opportunities and Competition for Investments

The success of the Company’s Ventures line of business will depend upon: (i) the availability of appropriate investment opportunities; (ii) the Company’s ability to identify, select, acquire, grow and exit those investments; and (iii) the Company’s ability to generate funds for future investments. The Company can expect to encounter competition from other entities having similar investment objectives, including institutional investors and strategic investors. These groups may compete for the same investments as the Company, may be better capitalized, have more personnel, have a longer operating history and have different return targets. As a result, the Company may not be able to compete successfully for investments. In addition, competition for investments may lead to the price of such investments increasing which may further limit the Company’s ability to generate desired returns. There can be no assurance that there will be a sufficient number of suitable investment opportunities available to invest in or that such investments can be made within a reasonable period of time. There can be no assurance that the Company will be able to identify suitable investment opportunities, acquire them at a reasonable cost or achieve an appropriate rate of return. Identifying attractive opportunities is difficult, highly competitive and involves a high degree of uncertainty. Potential returns from investments will be diminished to the extent that the Company is unable to find and make a sufficient number of attractive investments.

Share Prices of Investments

Investments in securities of public companies are subject to volatility in the share prices of the companies. There can be no assurance that an active trading market for any of the subject shares is sustainable. The trading prices of the subject shares could be subject to wide fluctuations in response to various factors beyond the Company’s control, including quarterly variations in the subject companies’ results of operations, changes in earnings, results of exploration and development activities, estimates by analysts, conditions in the mining, technological and cryptocurrency industries and general market or economic conditions. In recent years equity markets have experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on market prices, often unrelated to the operating performance of the specific companies. Such market fluctuations could adversely affect the market price of the Company’s investments.

Additional Financing Requirements

The Company anticipates ongoing requirements for funds to support its growth and may seek to obtain additional funds for these purposes through public or private equity, or debt financing. There are no assurances that additional funding will be available on acceptable terms, at an acceptable level or at all. Any additional equity financing may cause shareholders to experience dilution, and any debt financing would result in interest expense and possible restrictions on the Company’s operations or ability to incur additional debt. Any limitations on the Company’s ability to access the capital markets for additional funds could have a material adverse effect on its ability to grow its investment portfolio.

No Guaranteed Return

There is no guarantee that an investment in the Company’s securities will earn any positive return in the short term or long term. The task of identifying investment opportunities, monitoring such investments and realizing a significant return is difficult. Many organizations operated by persons of competence and integrity have been unable to make, manage and realize a return on such investments. In addition, past performance provides no assurance of future success.

Failure to Develop and Execute Successful Investment or Trading Strategies

The success of the Company’s investment and trading activities, including though DeFi Alpha, will depend on the ability of the investment team to identify overvalued and undervalued investment opportunities and to exploit price discrepancies. This process involves a high degree of uncertainty. No assurance can be given that the Company will be able to identify suitable or profitable investment opportunities in which to deploy our capital. The success of the trading activities also depends on the Company’s ability to remain competitive with other DeFi providers. Competition in trading is based on price, offerings, level of service, technology, relationships and market intelligence. The success of investment activities depends on the Company’s ability to source deals and obtain favorable terms. The barrier to entry in each of these businesses is very low and competitors can easily and will likely provide similar services in the near future. The success of the Company’s Venture investments and trading business could suffer if the Company is not able to remain competitive.

Management of the Company’s Growth

Significant growth in the business, as a result of acquisitions or otherwise, could place a strain on the Company’s managerial, operational and financial resources and information systems. Future operating results will depend on the ability of senior management to manage rapidly changing business conditions, and to implement and improve the Company’s technical, administrative and financial controls and reporting systems. No assurance can be given that the Company will succeed in these efforts. The failure to effectively manage and improve these systems could increase costs, which could have a materially adverse effect on the Company’s operating results and overall performance.

Social, Political, Environmental and Economic Risks in the Countries in which the Company’s Investments are Located

The Company’s investments are affected in varying degrees by the political and social stability, environmental and economic conditions in the countries in which its investments are located. Such investments may also be affected in varying degrees by terrorism, military conflict or repression, crime, populism, activism, labour unrest, renegotiation, nullification or failure to renew or grant existing concessions, licences permits and contracts, unstable or unreliable legal systems, changes in fiscal regimes including taxation, and other risks arising out of sovereignty issues.

Due Diligence

The due diligence process undertaken by the Company in connection with investment opportunities may not reveal all facts that may be relevant in connection with the investments. Before making investments, the Company conducts due diligence that it deems reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence, the Company may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of investment. Nevertheless, when conducting due diligence and making an assessment regarding an investment, the Company relies on resources available including information provided by the target of the investment and, in some circumstances, third-party investigations. The due diligence process that is carried out with respect to investment opportunities may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity. Moreover, such an investigation will not necessarily result in the investment being successful.

Exchange Rate Fluctuations

A significant portion of the Company’s cryptocurrency, DeFi protocol tokens and digital asset holdings could be invested in United States dollar denominated investments or other foreign currencies. Changes in the value of the foreign currencies in which the Company’s investments are denominated could have a negative impact on the ultimate return on its investments and overall financial performance.

Non-controlling Interests

The Company’s investments include debt instruments and equity securities of companies that it does not control. Such instruments and securities may be acquired through trading activities or through purchases of securities directly from the issuer. These investments are subject to the risk that the company in which the investment is made may make business, financial or management decisions with which the Company does not agree or that the majority stakeholders or the management of the investee company may take risks or otherwise act in a manner that does not serve the Company’s interests. If any of the foregoing was to occur, the value of the Company’s investments could decrease and its financial condition, results of operations and cash flow could suffer as a result.

Changes in Legislation and Regulatory Risk

There can be no assurance that laws applicable to the Company or the businesses in which the Company invests, including securities legislation, will not be changed in a manner which adversely affects the Company. If such laws change, such changes could have a negative effect upon the value of the Company and upon investment opportunities available to the Company.

Risks Relating to the Business and Financial Condition of the Company

Limited Operating History as a DeFi Company

The Company announced its focus in the DeFi industry on January 19, 2021. The Company’s limited operating history and the lack of meaningful historical financial data makes it difficult to fully evaluate the Company’s prospects. To the extent that the Company is able to execute its business plan, its business will be subject to all of the problems that typically affect a business with a limited operating history, such as unanticipated expenses, capital shortfalls, delays in program development and possible cost overruns. Investment in the securities of the Company is highly speculative given the nature of the Company’s business.

The Company’s success will depend on many factors, including some which may be beyond its control or which cannot be accounted for at this time, such as the market’s acceptance of the products of its investee companies, the emergence of potential competitors, and changes in economic conditions. For the reasons discussed in this section and elsewhere in this MD&A, it is possible that the Company may not generate revenues or profits in the foreseeable future or at all.

No History of Operating Revenue and Cash Flow

The Company is dependent on financings and future cash flows to meet its obligations. The future performance of the business and the ability of the Company’s subsidiaries to provide the Company with payments may be constrained by factors such as, among others: success of the Company’s corporate strategy, economic downturns; technological and regulatory changes; the cash flows generated by operations, investment activities and financing activities; and the level of taxation, particularly corporate profits and withholding taxes. If the Company is unable to generate sufficient cash from operations, the Company may be required to incur indebtedness, raise funds in a public or private equity or debt offering, or sell some or all of its assets. There can be no assurance that any such financing will be available on satisfactory terms or that it will be sufficient.

The Company may be subject to limitations on the repatriation of earnings in each of the countries where the Company, including its investee companies, do business. In particular, there may be significant withholding taxes applicable to the repatriation of funds from foreign countries to Canada. There can be no assurance that changes in regulations, including tax treaties, in and among the relevant countries where the Company or its investee companies do business will not take place, and if such changes occur, they may adversely impact the Company’s ability to receive sufficient cash payments from its subsidiaries.

Insufficient Cash Flow and Funds in Reserve

The Company’s cash flow and funds in reserve may not be sufficient to fund its ongoing activities at all times and from time to time and it may require additional financing in order to carry out its activities. In addition, the Company may incur major unanticipated liabilities or expenses. Although the Company has been successful in the past in financing its activities, there can be no assurance that the Company will be able to obtain additional financing on commercially acceptable terms. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of Company. There is risk that if the economy and banking industry experienced unexpected and/or prolonged deterioration, the Company’s access to additional financing may be affected. This may be further complicated by the limited market liquidity for shares of smaller companies such as the Company, restricting access to some institutional investors. Due to uncertainty in the capital markets, the Company may from time to time have restricted access to capital and increased borrowing costs. To the extent that external sources of capital become limited, unavailable, or available on onerous terms, the Company’s ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition, results of operations and prospects may be affected materially and adversely as a result.

The Company, along with all other companies, may face reduced cash flow and restricted access to capital if the global economic situation deteriorates. A prolonged period of adverse market conditions may impede the Company’s ability to grow and complete additional acquisitions, if desired. In addition, a prolonged period of adverse market conditions may impede the Company’s ability to service any of its loans or arrange alternative financing when the existing loans become due. In each case, the Company’s business, financial condition, results of operations and prospects would be adversely affected.

Material Weakness in the Company’s Financial Statements

We identified a material weakness in our internal control over financial reporting and restated our financial statements for the three-month periods ended June 30, 2023, and September 30, 2023 as a result of factors related to that weakness. This may adversely affect the accuracy and reliability of our financial statements and, if we fail to maintain effective internal financial control reporting (“ICFR”) it could impact our reputation, business and the price of the Common Shares, as well as lead to a loss of investor confidence in us.

There can be no assurance that we will be able to successfully remediate the identified material weakness, or that we will not identify additional control deficiencies or material weaknesses in the future. If we are unable to successfully remediate our existing or any future material weaknesses in our ICFR, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities laws and CBOE listing requirements regarding the timely filing of periodic reports, investors may lose confidence in our financial reporting and the price of our stock may decline.

We continue to execute our plan to remediate the material weakness identified. The remediation measures are ongoing, and although not all inclusive, include implementing additional policies, procedures, and controls. We are working to remediate our material weakness as efficiently and effectively as possible. At this time, we cannot provide an estimate of the timing for achieving full remediation or the costs expected to be incurred in connection with implementing this remediation plan; however, these remediation measures will be time consuming, could result in us incurring significant costs, and could place significant demands on our financial and operational resources. We cannot assure you that the measures undertaken to remediate the material weakness will be sufficient or that they will prevent future material weaknesses. Additional material weaknesses or failure to maintain effective internal control over financial reporting could cause us to fail to meet our reporting obligations as a public company and may result in a restatement of our financial statements for prior periods.

The preparation of financial statements and related disclosures in conformity with IFRS requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider “critical” because they require judgments, assumptions and estimates that materially affect our consolidated financial statements and related disclosures. As a result, if future events or regulatory or auditor views differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our consolidated financial statements and related disclosures, in each case resulting in our needing to revise or restate prior period financial statements, cause damage to our reputation and the price of our common shares, and adversely affect our business, financial condition and results of operations.

Risks related to the Expense and Impact of Restatement of the Company’s Historical Financial Statements

The Company restated certain historical quarterly financial statements during 2024 to reflect a correction to its accounting for its digital assets. Specifically, the Company had previously valued its position in Equity Investments in Digital Assets subject to an extended lock-up period based on market price; however, in connection with the preparation of its financial statements for the year ended December 31, 2024, the Company’s auditors concluded that the valuation of the position should use a discounted valuation reflecting the lock-up. For more information, see “Restatement of Previously Issued Condense Interim Consolidated Financial Statements” in the Company’s Annual Management’s Discussion and Analysis for the year ended December 31, 2024.

It is difficult to predict all of the ramifications to the Company from the restatement. The restatement process is time and resource-intensive and involved substantial attention from management and significant costs and expenses, including for professional advisors assisting with the restatement. It is possible that the Company will receive inquiries from the Canadian securities regulators, and/or Cboe Canada regarding the restated financial statements or related matters, which could consume a significant amount of resources. Moreover, many companies that have been required to restate their historical financial statements have experienced volatility in stock prices and declines in stock prices and shareholder lawsuits, which can be expensive to defend and divert Management attention and resources. The Company may suffer similar consequences as a result of the restatement.

Lack of Comprehensive Accounting Guidance for Digital Assets under IFRS Accounting Standards

The holding of digital assets in Canada is an emerging industry with unique technological aspects, a number of novel auditing challenges have arisen. Audit firms, standard setters, and regulatory bodies continue to explore these challenges and potential solutions. Because there has been limited precedent set and a lack of specific accounting guidance for cryptocurrencies under certain applicable accounting standards, including, among other things, revenue recognition, it is unclear if DeFi companies (in particular, companies like the Company that utilize IFRS Accounting Standards) may be required to account for cryptocurrency operations, transactions and assets and related revenue recognition. A change in regulatory or financial accounting standards, or interpretations thereof by the Canadian Securities Administrators, particularly as they relate to the Company and the financial accounting of its DeFi-related operations, could result in changes in the Company’s accounting policies. Further, unlike in the case of U.S. generally accepted accounting principles where the Financial Accounting Standards Board has recently issued ASU 2023-08, which addresses the accounting and disclosure requirements for certain crypto assets, no similar guidance has yet been issued in respect of IFRS Accounting Standards. In addition, the accounting policies of many Bitcoin mining companies are being subjected to heightened scrutiny by regulators and the public.

It is possible that, as a result of the determinations by applicable securities regulators as to the application of the relevant IFRS Accounting Standards, the Company could be obligated in the future to restate historical financial statements. In connection with any such restatement the market price of the Common Shares could be adversely affected, and the Company could become subject to private litigation or to investigations or enforcement actions by the Ontario Securities Commission or other regulatory authorities, all of which could require the Company’s expenditure of additional financial and management resources. Furthermore, continued uncertainty with regard to financial accounting matters, particularly as they relate to the Company, the financial accounting of its DeFi-related operations, could negatively impact the Company’s business, prospects, financial condition and results of operations and its ability to raise capital on terms acceptable to the Company or at all.

Conflicts of Interest may Arise

Certain current or future directors and officers of the Company and its subsidiaries may be shareholders, directors and officers of other companies that may operate in the same sectors as the Company. Such associations may give rise to conflicts of interest from time to time. The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in such conflict is required under the applicable corporate laws to disclose his or her interest and to abstain from voting on such matter.

Hedging Risk

Except as described in the Base Prospectus and the VDSL Base Prospectus We are not obligated to, and often times may not, hedge our exposures. However, from time to time, we may use a variety of financial instruments and derivatives, such as options, swaps, and forward contracts, for risk management purposes, including to: protect against possible changes in the market value of our investment or trading assets resulting from fluctuations in cryptocurrency markets or securities markets and changes in interest rates; protect our unrealized gains in the value of our investments or trading assets; facilitate the sale of any such assets; enhance or preserve returns, spreads or gains on any trade or investment; hedge the interest-rate or currency-exchange risk on any of our liabilities or assets; protect against any increase in the price of any assets that we anticipate purchasing at a later date; or to any other end that we deem appropriate. The success of any hedging activities by us will depend, in part, on our ability to correctly assess the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the assets being hedged. Since the characteristics of many assets change as markets change or time passes, the success of our hedging strategy will also be subject to our ability to continually recalculate, readjust and execute hedges in an efficient and timely manner. In addition, while we may enter into hedging transactions to seek to reduce risk, such transactions may actually increase risk or result in a poorer overall performance for us than if we had not engaged in such hedging transactions.

With respect to Valour, Valour’s hedging programs will not fully eliminate the market and other risks related to its ETPs, and the hedging programs themselves expose Vaour to additional risks. Valour’s hedging programs are not designed to completely offset all risks associated with the various exposures embedded in the ETPs. The profit (loss) on the hedge instruments employed may not completely offset the underlying losses (gains) related to its ETPs for many potential reasons including a portion of the yield on any ETP may not hedged;

hedging instruments may have differing liquidity attributes as compared to the liquidity requirements of the ETPs;

hedging instruments introduce additional risks to Valour, including counterparty risk;

performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments; and

not all other risks are hedged.

Valour’s hedging programs may employ various types of instruments including, but not long and short direct and indirect positions on underlying assets, swaps, options, forwards and futures. Improper use of these instruments could have an adverse impact on earnings.

Risks Relating to the Common Shares

Market Price of Common Shares may Experience Volatility

The market price of the Common Shares has been volatile in the past and may continue to be volatile. The market price is, and could be, subject to wide fluctuations due to a number of factors, including actual or anticipated fluctuations in the Company’s results of operations, changes in estimates of its future results of operations by management or securities analysts, market rumours, investments or divestments by the Company or its competitors and general industry changes.

Many of the factors that could affect the market price of the Common Shares are outside of the Company’s control. Broad market fluctuations, as well as economic conditions generally, may adversely affect the market price of the Common Shares. The stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of the Common Shares.

Shareholders’ Interest in the Company may be Diluted in the Future

If the Company raises additional funding by issuing additional equity securities, or securities convertible into equity, such financing may substantially dilute the interests of shareholders.

The Company has Never Paid Dividends and may not do so in the Foreseeable Future

The Company has never paid cash dividends on its Common Shares. Currently, the Company intends to retain its future earnings, if any, to fund the development and growth of its business, and does not anticipate paying any cash dividends on its Common Shares in the near future. As a result, shareholders will have to rely on capital appreciation, if any, to earn a return on investment in any Common Shares in the foreseeable future. See “Dividends”.

Multilateral Instrument 52-109 Disclosure

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, management is responsible for the establishment and maintenance of DC&P and ICFR. The Company’s management, including the CEO and CFO, has designed the DC&P and ICFR based on the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Regardless of how well the DC&P and ICFR are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Corporation’s objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

The CEO and the CFO have concluded that the Corporation’s ICFR were not effective as of June 30, 2025 because of the material weakness identified above under the headings “Restatement of Previously Issued Condensed Interim Consolidated Financial Statements” and Change in Valuation and Classification of Equity Investments in Digital Assets, at FVTPL.

Remediation of Material Weakness in ICFR

We continue to work to fully remediate the material weakness and are taking steps to strengthen our internal control over financial reporting. We are taking appropriate and reasonable steps to remediate this material weakness through the implementation of a new ERP system (NetSuite) and new cryptocurrency subledger (Cryptio). The implementation of both of these new IT systems will commence during our third quarter of 2025. We expect to conduct a parallel run during Q4 2025 and then go live with NetSuite and Cryptio on January 1, 2026. During the three and six months ended June 30, 2025, we created a new accounting role for a dedicated accountant to oversee our digital assets and brought on an outsourced solution to process the large volume of transactions for our ETPs.

Management expects to continue to review and make necessary changes to the overall design of our internal control environment, as well as policies and procedures to improve the overall effectiveness of our internal control over financial reporting. We believe these measures, and others that may be implemented, will remediate the material weakness in ICFR described above.

The material weakness will not be considered remediated, however, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Material Accounting Policies

The Company’s material accounting policies can be found in Note 2 of its interim condensed financial statements for the three and six months ended June 30, 2025 and the audited annual financial statements for the years ended December 31, 2024 and 2023.

New Accounting Policies Adopted during the Three and Six Months Ended June 30, 2025

On January 23, 2025, the U.S. Securities and Exchange Commission published Staff Accounting Bulletin (“SAB”) 122 to rescind SAB 121 with an effective date of January 30, 2025. The application of SAB 122 is applicable for all annual reporting periods beginning on or after December 15, 2024.

Prior to the release of SAB 122, the Company accounted for client digital assets, held by its wholly owned subsidiary Stillman Digital Bermuda Ltd., in accordance with Staff Accounting Bulletin 121 due to the limited IFRS guidance applicable to custodians of digital assets.

The Company adopted SAB 122 during the three months ended March 31, 2025. The implication of adoption of SAB 122 was that the Company removed its safeguarding obligation liability and corresponding client digital assets from its statement of financial position. The Company also retrospectively de-recognized $3,356,235 of client digital assets and associated liabilities from its December 31, 2024 statement of financial position. No adjustments to retained earnings were made nor an accrual for loss contingency given the lack of loss events to date at Stillman Digital Bermuda Ltd.

Critical Accounting Estimates and Assumptions

The preparation of the Company’s Consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the Consolidated financial statements are as follows:

Accounting for digital assets

The IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2 - Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss. Digital currencies consist of cryptocurrency denominated assets (see Note 7) and are included in current and long-term assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position. Fair value is determined by taking the mid-point price at 17:30 CET from Kraken, Bitfinex, Binance, Coinbase other exchanges consistent with the final terms for each ETP. Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Vomex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com.

Equity investments in digital assets at fair value through profit and loss

Investments in equity instruments at fair value through profit or loss - Included in investments in equity instruments at fair value through profit or loss are investments in a US private company (LLC), and a U.S. Limited Liability Partnership via a Cayman Island domiciled feeder Limited Liability Partnership.

Management accounted for such investments at fair value to profit or loss under IFRS 9, because the Company does not exercise significant influence over the investee. The Company does not have any contractual right to appoint any representative to the investee’s board of directors. In addition, the Company does not have any participation in policymaking processes and does not have any material transactions with the investee. The fair value of investments in investment funds which are not quoted in an active market is determined by using net asset value as determined by the investment fund’s administrator and include a discount for lack of marketability (“DLOM”). Management deems the net asset value to be the fair value after considering key factors such as the liquidity of the investment fund or its underlying investments, any restrictions on redemptions and basis of accounting.

Fair value of financial derivatives

Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. Valuation technique such as Black Scholes model is used to value these instruments.

Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values.

Share-based payments

The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share-based compensation expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk-free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense.

Business combinations and goodwill

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values. In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Goodwill is assessed for impairment annually.

Estimated useful lives and impairment considerations

Amortization of intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets.

Impairment of non-financial assets

The Company’s non-financial assets include prepaid expenses, digital assets excluding USDC, equipment and right of use assets, intangibles and goodwill. Impairment of these non-financial assets exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. These calculations are based on available data, other observable inputs and projections of cash flows, all of which are subject to estimates and assumptions. See Note 8 for the discussion regarding impairment of the Company’s non-financial assets.

Functional currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s digital currencies, production and operating costs, financing and related transactions. Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

Assessment of transaction as an asset purchase or business combination

Significant acquisitions require judgements and estimates to be made at the date of acquisition in relation to determining the relative fair value of the allocation of the purchase consideration over the fair value of the assets. The information necessary to measure the fair values as at the acquisition date of assets acquired requires management to make certain judgements and estimates about future performance of these assets.

Control

Significant judgment is involved in the determination whether the Company controls under IFRS 10. The Company is deemed to control an investee when it demonstrates: power over the investee, exposure, or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns. There is judgement required to determine whether these criterions are met. The Company determined it controlled Valour Digital Securities Limited through its role as arranger.